Exhibit 99.26

Management Discussion & Analysis

Prometic Life Sciences Inc.

For the quarter and the year ended December 31, 2017

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MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Prometic Life Sciences Inc.’s (“Prometic” or the “Corporation”) operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of March 28, 2018, and should be read in conjunction with Prometic’s audited annual consolidated financial statements for the year ended December 31, 2017. Additional information related to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts in tables are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of the results of operations and the financial condition may contain forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Corporation operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, regulatory approvals, the availability of funds and resources to pursue research and development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flow, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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Prometic is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF), biopharmaceutical Corporation with globally recognized expertise in bioseparation, plasma-derived therapeutics and small molecule drug development. Prometic is focused on bringing safer, more cost-effective and more convenient products to both existing and emerging markets. Prometic is active in developing its own novel small molecule therapeutic products targeting unmet medical needs in the field of fibrosis, autoimmune disease/inflammation and cancer. Prometic also offers its state of the art technologies for large-scale drug purification of biologics, drug development, proteomics and the elimination of pathogens to several industry leaders and uses its own affinity technology that provides for highly efficient extraction and purification of therapeutic proteins from human plasma in order to develop and commercialize best-in-class plasma-derived therapeutics. A number of both the plasma-derived and small molecule products are under development for rare diseases and orphan drug indications.

Headquartered in Laval (Canada), Prometic has R&D facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S., Europe and Asia.

UPDATE ON BUSINESS SEGMENTS ACTIVITIES

Prometic’s operations are divided into three distinct business operating segments: the Small molecule therapeutics segment, the Plasma-derived therapeutics segment and the Bioseparations segment.

Small molecule therapeutics segment

The Small molecule therapeutics segment is comprised of two operating subsidiaries. The principal subsidiaries, which operated this segment for the financial year ended December 31, 2017 were:

•	Prometic Pharma SMT Limited (PSMT), based in Cambridge, UK, which operates the Small Molecule Therapeutics Segment for the world (except Canada); and

•	Prometic Biosciences Inc. (PBI), based in Laval, Quebec, Canada, which operates the Small Molecule Therapeutics Segment for Canada and performs research and development activities on behalf of PSMT.

The business model for the Small molecule therapeutics segment is for Prometic to develop promising drug candidates such as PBI-4050 and to independently pursue commercialization activities for rare or orphan indications for the North American markets and possibly partner or out-license rights to commercialize same in other territories. The Corporation plans to enter into partnerships for other larger medical indications and or geographical regions requiring a much more substantial local commercial reach and resources. It is generally not Prometic’s intention to independently undertake late-stage clinical trials (phase 3) in large indications, such as Chronic Kidney Disease (“CKD”) or Diabetic Kidney Disease (“DKD”) without the support of a strategic venture or big pharma partner.

The Corporation intends to:

•	Develop, obtain regulatory approval and commercialize, directly, or in partnership PBI-4050 for the treatment of Idiopathic Pulmonary Fibrosis (IPF).

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Develop, obtain regulatory approval and successfully commercialize PBI-4050 for the treatment of Alström (“AS”), and use the evidence of clinical efficacy in AS patients to expand the use of PBI-4050 and or its follow on analogues to treat other large unmet fibrotic diseases such as cardiac pulmonary or kidney fibrosis, NASH or other types of liver fibrosis pulmonary hypertension and scleroderma.

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Fibrosis and Mechanism of Action

The Small Molecule Therapeutics Segment is a small-molecule drug development business, with a pipeline of product candidates leveraging the discovery of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to heal and regenerate damaged tissues. If an injury is overwhelming or chronic in nature, the tissue regeneration process will be taken over by the fibrotic process or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (ECM) in damaged or inflamed tissues and is the common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and functional failure; in many disorders, acute or persistent inflammation is crucial to trigger the fibrotic response. The production of various profibrotic cytokines and growth factors by innate inflammatory cells results in the recruitment and activation of ECM producing myofibroblasts. There is currently a great need for therapies that could effectively target pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is at the core of organs losing functionality include: IPF, Chronic Kidney Disease, NASH and AS.

Prometic has observed that the “up-regulation” of receptor GPR40 concomitant to the “down-regulation” of receptor GPR84 which promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates are agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A significant number of manuscripts have been submitted for publication now that the Corporation has determined it has filed sufficient patents to adequately protect its portfolio of drug candidates that targets these two receptors. One of these manuscripts was published on February 16, 2018 in the American Journal of Pathology, the official journal of the American Society of Investigational Pathology. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” documents the discovery of an antifibrotic pathway involving these two receptors and the activity of our lead drug candidate PBI-4050. Said publication examines PBI-4050’s ligand affinity in vitro and in vivo for the fatty acid receptors, GPR40 and GPR84. GPR40 and GPR84 are known to be involved in diverse physiological processes related to metabolic regulation and to inflammation, but the fundamental importance of these receptors in the fibrosis pathways had not been recognized until now. In this study, the authors uncovered a novel antifibrotic pathway involving these receptors, showing that GPR40 is protective and GPR84 is deleterious in fibrotic diseases. Importantly, this study also shows that PBI-4050 acts as an agonist of GPR40 and an antagonist of GPR84. Through its binding to these receptors, PBI-4050 significantly attenuated fibrosis in many injury contexts, as evidenced by the global antifibrotic activity observed in the kidney, liver, heart, lung, pancreas, or skin.

The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models performed by the Corporation and by other universities or institutions in collaboration with the Corporation, such as Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 was also successfully completed in three separate phase 2 clinical trials supporting the translation of such results in the biologic activity in humans and helping pave the way for the initiation of a pivotal phase 3 clinical trial for IPF in the USA. While the Small Molecule Therapeutics Segment has several promising drug candidates, management has thus far focused its efforts on its anti-fibrotic lead drug candidate PBI-4050. With observed signs of clinical efficacy and a favorable tolerability profile in hundreds of human subjects, Prometic is bringing follow-on analogues of PBI-4050 to the clinical programs. PBI-4547 and PBI-4425 are amongst such drug candidates earmarked by Prometic to commence phase 1 clinical programs in 2018.

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PBI-4050, Prometic’s Lead Compound and Clinical Programs

PBI-4050 is currently the lead clinical compound targeting indications including IPF and AS. PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of AS as well as for the treatment of IPF. PBI-4050 has also been granted the PIM (Promising Innovative Medicine) designation by the MHRA for the treatment of IPF and AS.

Summary Results of PBI-4050 Results in Three Completed Phase 2 Clinical Studies

Type 2 Diabetes with Metabolic Syndrome (T2DMS)

Some preclinical models used to demonstrate the pharmacological activity of PBI-4050 involve the presence of diabetes, obesity, hypertension leading to an accelerated rate of fibrosis in the liver, kidney and pancreas and premature death. Mice models such as the db/db eNOS-/- mouse model performed at the University of Vanderbilt or db/db uni-nephrectomized mouse model performed at Prometic helped demonstrate that the combined effect of PBI-4050 in reducing fibrosis and macrophage infiltration in fat tissue, in the pancreas, the kidney and the liver not only improved the status of these organs and the survival of the animals compared to control, but also significantly reduced blood glucose level. Given that the demonstration of fibrosis reduction in humans requires trials with long term exposure, the Corporation initiated a first phase 2 trial in patients who present symptoms like the ones described in the db/db eNOS-/- mouse model: Type 2 diabetes with metabolic syndrome (T2DMS). While this is not a medical indication, the Corporation necessarily seeks to ultimately target commercially, the purpose of this study was to quickly ascertain whether the pharmacological activity observed in preclinical animal models translated to humans. Particular attention was placed on the blood sugar levels in a phase 2 clinical trial given that this effect should be measurable in a manner of 8 to 12 weeks.

This study met its primary and secondary endpoints. In addition to safety and tolerability, the study evaluated the effects of PBI-4050 on metabolic syndrome parameters and on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In this open label Phase 2 clinical trial, PBI-4050 (800 mg) was administered once daily to 24 patients already being treated with “standard of care” drug regimens for a period of 12 weeks. Twelve of these patients were enrolled in an additional 12 week extension throughout which the efficacy and safety observed at 12 weeks was also maintained at 24 weeks PBI-4050 has been well tolerated with no serious drug related adverse events.

The pharmacological activity of PBI-4050 was confirmed through the clinically significant reduction in glycated hemoglobin concentration (“HbA1c”) between screening and Week 12. For instance, the 15 patients with a screening (HbA1c) ≥ 7.5 experienced a clinically significant mean decrease of – 0.75% (p = 0.0004) while the 9 patients with a screening HbA1c ≥ 8.0% experienced a mean decrease of – 0.9% (p = 0.007). The 12 patients who participated in the study’s 12-week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 24.

This significant improvement in HbA1c was accompanied with a decrease in fasting insulin and C-peptide levels (-19% (p=0.017) and -11% (p=0.028)) respectively, and an increase in adiponectin (+18% (p=0.021)), indicating that the improvement in HbA1c may be, at least in part, explained by a reduction in insulin resistance. This conclusion is further supported by the fact that the patients with the greatest reductions in their HbA1c values had the highest increase in adiponectin levels; higher plasma adiponectin levels are known to protect diabetic patients from vascular complications and to improve their insulin sensitivity.

The study also showed how several biomarkers measured in blood or urine of patients (and associated with a high incidence of cardiovascular complications and kidney injury when elevated in metabolic syndrome) were significantly reduced by PBI-4050 after 24 weeks of PBI-4050 treatment.

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Alström Syndrome (AS)

Alström Syndrome is chronically debilitating due to permanent blindness, deafness, type 2 diabetes and life-threatening due to progressive organ failure. To date, no satisfactory method of treatment has been approved in the USA for patients affected by AS. Prometic is currently investigating the effects of PBI-4050 on multiple organs in AS patients in an ongoing, open label, phase 2, clinical study in the UK with plans to expand the clinical program, both in the USA and elsewhere in Europe, once an optimal regulatory pathway has been defined with the FDA and the European Medicines Agency, respectively.

The clinical trial in AS patients is a very challenging test of the efficacy of PBI-4050. AS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the liver, kidney and heart. AS is also characterized by a progressive loss of vision and hearing, a form of heart disease that enlarges and weakens the heart muscle (dilated cardiomyopathy), and short stature. This AS disorder can also cause serious or life-threatening medical problems involving the liver, kidneys, bladder, and lungs.

The on-going AS study is an open-label, single-arm, phase 2 clinical trial in which the patients are treated with PBI-4050 (800 mg) once daily. Each patient is evaluated against their respective baseline and against their respective historical disease progression trend whenever available, given the severity of their medical conditions. The clinical study has now enrolled 12 subjects. Given the evidence of clinical benefit and continuing safety and tolerability, the Data Safety Monitoring Board (DSMB) and Medicines and Healthcare products Regulatory Agency (MHRA) have allowed for two successive extensions of the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (total of 72 weeks).

In addition to safety and tolerability endpoints key secondary endpoints in this study include the assessment of the effect of PBI-4050 on liver stiffness using transient elastography (FibroScan®) as well as on the fat content and fibrosis burden in the liver using MRI. In addition, the effect of PBI-4050 on glucose, insulin, and lipid dynamics using the hyperinsulinemic-euglycemic clamp test, the histological appearances seen in fat biopsies as well as the effect on additional pro-inflammatory and inflammatory, fibrotic, diabetic, and obesity biomarkers in blood and urine are also evaluated. The Corporation is pursuing the collection of the results of up to 10 years of prior investigations of particular relevance in documenting the disease course, including MRIs of the heart and FibroScan® results of the liver.

To date, the 12 subjects have all received at least 24 weeks of treatment and 10 subjects have received ≥ 36 weeks, of which 3 subjects have received PBI-4050 for more than 72 weeks. PBI-4050’s safety and tolerability has been confirmed over this extended period. A brief summary of the most significant findings is presented below.

Fibroscan results from the 10 subjects who received at least 36 weeks of treatment showed a statistically significant improvement in the measure of liver stiffness, from a mean of 10.2 kPa at baseline to a mean of 8.1 kPa at last measurement, an absolute decrease of 2 kPa (p = 0.0219, 95% CI -3.52, -0.46) (Figures 2 & 3). Fibroscan is a non-invasive technique for clinical assessment of liver fibrosis with a high degree of accuracy and reproducibility, especially in patients with established fibrosis (≥ F2) (Cassinotto 2016). FibroScan® measurements for all patients were carried out by a single, experienced operator. To ensure test reliability, a minimum of 10 valid readings were taken per patient, with a required success rate of at least 60% and an interquartile range of <=30% of the median value

Liver MRI data also indicated a mean reduction of -11% in the T1-corrected score between baseline and last available measurement (p=0.0195, 95% CI: -92.3, -9.8), which supports an improvement of liver fibrosis.

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In addition to the preliminary evidence of efficacy observed on liver fibrosis presented above, analysis of the interim cardiac MRI data indicates a reduction of cardiac fibrosis in each patient after initiation of treatment with PBI-4050 (p<0.001). The figure below illustrates the progression of cardiac fibrosis expressed as a percent increase of the MRI score for each patient for whom three years or more of fibrosis data were available, and the reversal of said progression when patients were treated with PBI-4050. The length of the red dashed lines corresponds to the duration of fibrosis data and the length of the green dashed lines to the duration of PBI-4050 treatment for each patient.

A major reduction of key urine biomarkers of ongoing kidney injury in the 12 subjects for whom Week 24 results are available was also observed. Finally, positive effects on other parameters of the liver and the fat tissue have also been observed and will be presented at forthcoming scientific conferences.

Given the very encouraging clinical results in the AS patients observed to date, the Corporation plans to meet with the FDA and EMA to discuss and agree on the possible regulatory path forward for such indication, and therefore anticipates expanding its clinical program in AS patients in 2018 to include more specialized centers in the USA and in Europe.

Idiopathic pulmonary fibrosis (IPF)

Idiopathic pulmonary fibrosis is a chronic, devastating, and ultimately fatal disease characterized by a progressive decline in lung function. It is a specific type of interstitial lung disease in which the small air sacs of the lung, the “alveoli,” gradually become replaced by fibrotic (scar) tissue and is the cause of worsening dyspnea (shortness of breath). IPF is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown. IPF usually occurs in adult individuals of between 50 and 70 years of age, particularly those with a history of cigarette smoking, and affects men more often than women. IPF affects about 130,000 people in the United States, with about 48,000 new cases diagnosed annually. Approximately 40,000 people with IPF die each year, a similar number of deaths to those due to breast cancer. The 5-year mortality rate for patients with IPF is estimated to range from 50% to 70% of those affected.

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In Gold standard preclinical models designed to emulate lung fibrosis in humans, PBI-4050 demonstrated a very significant anti-fibrotic activity. IPF is a very large orphan indication which remains an unmet medical need. While two drugs, nintedanib (OFEV®—Boehringer-Ingelheim) and pirfenidone (Esbriet®—Roche), have been approved for the treatment of IPF, neither drugs have succeeded in stabilizing the patients’ lung function. In addition, these two drugs are known to induce side effects which have limited the use in significant proportion of IPF patients.

In addition to demonstrating that PBI-4050 (800 mg) administered once daily is safe and well tolerated in patients suffering from IPF, the objective of this study was to provide early evidence of clinical benefits of PBI-4050 treatment whether used alone or in addition to either of the current standard of care drugs, nintedanib or pirfenidone. Forty (40) patients were enrolled in the study in six (6) sites across Canada. The baseline characteristics of the subjects enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely ASCEND and INPULSIS.

Of a total of 40 subjects enrolled in the study, 9 subjects received PBI-4050 alone, 16 received PBI- 4050 & nintedanib and 15 received PBI-4050 & pirfenidone.

The results of the study showed that the mean change from baseline to Week 12 for Forced Vital Capacity (“FVC”), the total amount of air exhaled during a forced breath, was either positive (+1.9 mL) or nearly unchanged (-12.2 mL) for PBI-4050 + nintedanib and PBI-4050 alone, respectively, but was reduced (102.0 mL) for PBI-4050 + pirfenidone. PBI-4050 pharmacokinetics were reduced for PBI-4050/pirfenidone, suggesting a possible drug-drug interaction. PBI-4050’s concentration in plasma was found to be sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination. See figure below.

There were no serious adverse events requiring PBI-4050’s discontinuation. The most frequent adverse event seen in all groups was diarrhea, but this was less significant in the subjects treated with PBI-4050 alone than in the groups receiving either of the currently approved drugs for the treatment of IPF, which are well-known for their significant side effect profiles. This study has provided data to support the safety and tolerability of PBI-4050 in IPF patients receiving currently standard of care.

Prometic received IND approval from the FDA to commence its PBI-4050 pivotal phase 3 clinical trial in patients suffering from IPF and has reached an agreement on the design of the trial.

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Based on recommendations from the FDA, Prometic now will undertake an “all comers study”. The enrollment criteria will be greatly simplified so that the study will enroll patients with mild-to-moderate IPF, regardless of whether they are on background standard of care with nintedanib (OFEV®) or not. Therefore, the study will provide efficacy data on both PBI-4050 as a stand-alone agent, and as an add-on to nintedanib, and will be part of the dataset to support a simple, all-inclusive indication “for the treatment of IPF”. Patients will be randomized to receive placebo, or one of two doses of PBI-4050 (800 mg or 1,200 mg) for a total of 52 weeks. An interim analysis will be conducted at 26 weeks. The primary endpoint is the annual rate of decline in forced vital capacity (FVC), the total amount of air exhaled during a forced breath, (expressed in mL) and measured over 52 weeks (mL/year). Patients taking pirfenidone will be excluded because of a known drug-drug interaction between pirfenidone and PBI-4050. The Corporation expects to initiate this placebo controlled, pivotal phase 3 IPF clinical trial in 2018. It has already identified the CRO to manage the execution of the clinical trial as well as clinical sites across the USA and Canada.

There are several other clinical indications with unmet medical needs that the Corporation is considering pursuing in due course. For instance, the positive clinical effect observed in the heart of AS patients bodes well for clinical program targeting various cardiomyopathies. Similarly, positive clinical effects observed on kidney and the liver of T2DMS and AS patients supports the potential expansion of the clinical program in NASH or CKD. Such programs may be pursued with PBI-4050 and or with follow-on analogues such as PBI-4547 and PBI-4425. These two drug candidates are amongst several analogues that have demonstrated similar performance to PBI-4050 in preclinical models, and in some cases, even superior performance. This portfolio of follow-on analogues provides Prometic with the opportunity to specifically target specific indications with these two drug candidates, and expand commercial and partnering opportunities. The manufacturing processes for both PBI-4547 and PBI-4425 have been scaled up to enable the commencement of their respective clinical programs in 2018.

The Corporation intends to fund the development program for the above mentioned compounds through a combination of avenues including: funds generated by the bioseparations division as well as plasma-derived therapeutics business segments; funding achieved through strategic partnering with other pharmaceutical companies; and funding through financial partnerships or equity or debt funding initiatives.

Prometic is working towards the development of its Small Molecule Therapeutics segment with a pipeline of compounds in diverse medical indications, as summarized in the table below:

Prometic Compounds	Indications
PBI-4050	• Idiopathic pulmonary fibrosis (IPF) • Alström Syndrome
PBI-4050	• Other fibrosis-related diseases & rare diseases
PBI-4547	• NASH or other liver fibrosis-related diseases
PBI-4425	• Scleroderma or other fibrosis-related diseases

Small molecule segment business development update

In August 2017, the Corporation entered into a licensing agreement and partnership agreement with Jiangsu Rongyu Pharmaceuticals Co, LTD (“JRP”) and Nanjing Rongyu Biothech Co., LTD, affiliates of Shenzhen Royal Asset Management Co., LTD (collectively, “SRAM”), regarding the licensing of the Chinese rights to its small molecules PBI-4050, PBI-4547 and PBI-4425 and, as a result, licensing revenues of $19,724 consisting of a license fee~~s~~ and a milestone payment~~s~~ were recorded during the third quarter of 2017. Having not remitted the funds associated with the license fee and initial milestone payment within the specified payment terms, SRAM was consequently in breach of the license agreement. As a result, the Corporation was in a position to exercise its contractual rights and opted to terminate the licensing agreement in March 2018, thereby resulting in the return of all the rights previously conferred under the licensing agreement back to Prometic and making them available to be part of any subsequent licensing transaction. The Corporation also notified SRAM of the termination of the partnership agreement with SRAM. During the fourth quarter of 201~~8~~7, the Corporation has written-off the accounts receivable that was net of the withholding taxes, in the amount of $18,518 and has reversed the withholding taxes of $1,972

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expected to be paid on this transaction to bad debt expense. The difference between the amount of revenue recognized and the bad debt amount is the withholding taxes that were recorded as a deduction of the accounts receivable and the effect of the change in the CAD/GBP exchange rate on the accounts receivable.

In October 2017, the Chinese government disclosed a series of regulatory measures favourable to foreign companies seeking to commercialize therapeutics in China. These reflect the Chinese government’s aim to change China from a copier to an originator philosophy of drug development and has now turned China into a “strategic” and “vital” market for pharmaceutical companies. Such measures include changes in the regulatory system allowing the use of clinical data generated outside of China, a faster review process, as well as lower taxes on selected drugs.

With the mounting strategic interest of the Chinese market expressed by several global pharma companies with whom the Corporation is having discussions, and the fact that the Corporation believes that it would be in a position to potentially advance IPF in China independently, Prometic decided to exercise its right~~s~~ to terminate the current license agreement and partnership agreement with SRAM. Prometic believes that termination of the SRAM partnership and holding 100% of the rights for PBI-4050 and analogues for all indications in China keeps all of Prometic’s strategic options open in order to maximise the value of its assets in this important market.

Plasma-derived therapeutics segment

The Plasma-derived therapeutics segment comprises several operating subsidiaries the principal subsidiaries being:

•	Prometic Bioproduction Inc. (“PBP”), based in Laval, Quebec, Canada;

•	Prometic Biotherapeutics Inc. (“PBT”), based in Rockville, Maryland, U.S.;

•	Prometic Biotherapeutics Ltd. (“PBT Ltd”), based in the Cambridge, U.K.;

•	NantPro Biosciences LLC (“NantPro”) based in Delaware, U.S.;

•	Prometic Plasma Resources Inc. (“PPR”), the plasma collection center, based in Winnipeg, Manitoba, Canada;

•	Prometic Plasma Resources USA, Inc. (“PPR USA”), the plasma collection center, based in in Delaware, U.S.; and

•	Telesta Therapeutics Inc. (“Telesta”), the net assets and operating expenses related to the production facilities located in Belleville, Ontario, Canada and Pointe-Claire, Québec, Canada.

The Plasma-derived Therapeutics Segment includes our plasma-derived therapeutics platform, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma. The Corporation’s primary focus is to develop plasma-derived therapeutics targeting unmet medical conditions and rare diseases in both established and emerging markets.

The Corporation intends to:

•	Develop and obtain regulatory approval and successfully commercialize RyplazimTM (plasminogen) in North America independently for the treatment of congenital plasminogen deficiency, if approved.

•

Develop and obtain regulatory approval and successfully commercialize RylazimTM (plasminogen) for the treatment of other indications where the acute plasminogen deficiency is known to be the source of medical complications (e.g. thrombosis, ALI/ARDS, IPF).

•	Develop and obtain regulatory approval and successfully commercialize Plasminogen (sub-cutaneous) for hard-to-treat wounds such as DFU and TMP.

•	Advance our other plasma-derived drug candidates (e.g. IVIG) through clinical development and leverage our plasma purification platform to discover and develop new drug candidates (e.g. IAIP).

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•	Build a leading, fully integrated, commercialization organization with a specialized MSL and sales force and focused team.

•	Invest in our plasma protein manufacturing and raw material sourcing capabilities.

•	Create value through strategic collaborations and indication and/or geographic specific commercial agreements.

Pipeline Overview

Lead Drug Product Candidate—Plasminogen

Ryplazim™ (plasminogen) is the first biopharmaceutical expected to be launched commercially pending the review and approval of the BLA (Biologic License Application) submitted to the FDA for the treatment of congenital plasminogen deficiency.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the best characterized and visible lesion, congenital plasminogen deficiency is a multi-systemic disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions including hyper viscous secretions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency or suffer an acute or acquired deficiency following a trauma or an illness. While our first priority is to provide the treatment of congenital plasminogen deficiency, the Corporation intends to further expand the clinical uses of plasminogen as a priority over the coming years.; Prometic has been working on pursuing new indications such as the treatment of wounds such as diabetic foot ulcers and tympanic repair, acquired plasminogen deficiency in critical care such as severe burns and acute lung injury (“ALI”). The expansion of the plasminogen development program enables the Corporation to target multiple clinical indications with unmet medical needs and leverage the same proprietary Active Pharmaceutical Ingredient (“API”) via different formulations and presentations. Combined with market exclusivity and significant growth opportunity, plasminogen is prioritized over advancing certain previously disclosed follow-on therapeutics with competitive landscapes such as C1 Esterase Inhibitor (“C1-INH”).

In a phase 2/3 clinical trial for the treatment of congenital plasminogen deficiency, Ryplazim™ (plasminogen) met its primary and secondary endpoints following the intravenous administration of

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Ryplazim™ (plasminogen) to patients. In addition to being well tolerated and without any drug related serious adverse events, our Ryplazim™ (plasminogen) treatment achieved a 100% success rate of its primary end point, namely, a targeted increase in the blood plasma concentration level of plasminogen as a surrogate target. Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within weeks of treatment, a 100% patient response rate for this secondary end point.

We disclosed new long term clinical data in July 2017 from its pivotal phase 2/3 trial of RyplazimTM (plasminogen) regarding the additional 36 weeks treatment period. The new data demonstrated that its plasminogen treatment prevented the recurrence of lesions in the 10 patients treated with Ryplazim TM (plasminogen) for a total of 48 weeks. Since then and as of March 2018, over 3,200 Ryplazim™ (plasminogen) infusions have been performed with no safety or tolerability issues related to this longer-term dosing and still no recurrence of lesions.

Ryplazim™ (plasminogen) for the treatment of congenital plasminogen deficiency has been granted rare pediatric designation by the FDA which may make it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. Ryplazim™ (plasminogen) has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by both the FDA and the EMA.

In anticipation of the commercial launch of Ryplazim™ (plasminogen) in the USA and Canada, the Corporation has started to buildout its commercial foot print with the hiring of seasoned medical science liaisons (MSLs) and a salesforce. In addition to providing a full “concierge” service for congenital plasminogen deficient patients requiring lifetime home infusion of Ryplazim™ (plasminogen), if and when granted marketing approval, the Corporation will also focus on sales thereof to tier-1 hospitals across the USA and Canada. This represents an estimated 120 hospitals with over 500 beds, intensive care units and trauma care units which deal with the majority of severely compromised patients with congenital plasminogen deficiency.

On March 28, 2018, Prometic provided an update on the status of the U.S. Food and Drug Administration (FDA) review of its Biologics License Application (BLA) for RYPLAZIM™ (plasminogen), an investigational plasminogen replacement therapy for the treatment of congenital plasminogen deficiency.

The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. Since filing the current BLA, Prometic has accumulated additional clinical data encompassing more than 3,200 infusions of RYPLAZIM™ (plasminogen) over treatment periods exceeding 48 weeks during which similar clinical activity and tolerability profiles, as previously reported, were observed. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of RYPLAZIM™ (plasminogen) which would further support Prometic’s claims of the strong health economics benefit associated with the use of RYPLAZIM™ (plasminogen).

The FDA’s review of the BLA raised no issues regarding the clinical data for the accelerated approval. The FDA has, however, identified the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (CMC) section of its BLA. These changes require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of RYPLAZIM™ (plasminogen). While Prometic is expecting to complete said implementation and validation in April 2018, it will be necessary to manufacture additional RYPLAZIM™ (plasminogen) lots to support the implementation and validation of these process changes.

Prometic expects to complete the manufacturing of the additional validation lots in the summer of 2018 and anticipates being able to provide the FDA with such new CMC data for its review in the fourth quarter of 2018, which is beyond the Prescription Drug User Fee Act (PDUFA) date of April 14, 2018. The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic

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to also submit the long-term (48-week) clinical data at the same time instead of through the originally agreed upon supplemental BLA process. This will allow the FDA to consider granting full-licensure under the current BLA. If granted, this is expected to allow a faster sales ramp-up from launch than could have been achieved had provisional licensure been obtained by the current PDUFA date. The Company continues to interact with the FDA and will provide further updates, including when it receives a new PDUFA date.

The FDA indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for RYPLAZIM™ (plasminogen) for the treatment of congenital plasminogen deficiency.

Ryplazim™ (plasminogen) in critical care indications associated with acquired plasminogen deficiencies

The Corporation will initiate a series of additional clinical programs to demonstrate the potential efficacy of Ryplazim’s™ (plasminogen) to address unmet medical needs and fatalities associated with “acquired plasminogen deficiencies”. Such acquired plasminogen deficiencies occur in some medical conditions such as ARDS or in diabetic patients with uncontrolled and elevated blood glucose. ARDS affects 190,000 Americans every year with a 30%-40% mortality rate, and it is documented in literature that one of the complications in these patients is the accumulation of fibrin / fibrous material in the lungs. Preclinical models have demonstrated that treatment with plasminogen helps overcome the accumulation of fibrin (as indicated by the red arrow in the figure below).

In a gold-standard animal model proven to emulate pulmonary fibrosis in humans, Prometic’s Ryplazim™ (plasminogen) performed favorably compared to recently approved IPF drugs to treat this condition (see figure below). Ryplazim™ (plasminogen) significantly reduced tissue scarring (% collagen) in the lungs that was observed in non-treated animals, indicating the potential for providing clinically significant improvement and stabilization in lung function.

The fibrinolytic systems play a central role in wound healing and tissue repair, a process believed to be abnormal within the IPF affected lung. Animal models of pulmonary fibrosis have demonstrated an imbalance between thrombosis and fibrinolysis within the alveolar compartment, a finding that is also observed in IPF patients. Prometic plans to evaluate whether Ryplazim™ (plasminogen) can help lung function of IPF patients during acute exacerbation episodes which would be both complementary to antifibrotic chronic therapy and addressing an unmet medical need in the IPF patient population.

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Ryplazim™ (plasminogen) performed equally well in another preclinical model where this time an acute lung injury was induced by the administration of L-Arginine. The administration of Ryplazim™ (plasminogen) brought the lung histology score to the same level as the control group.

The Corporation plans to initiate clinical programs in North America for the potential use of Ryplazim™ (plasminogen) for the treatment of acute exacerbations in patients with ARDS or IPF. Ryplazim™ (plasminogen) was granted Orphan Drug and Fast Track Designations by the FDA for the treatment of IPF.

The Corporation is initiating clinical trials to evaluate Plasminogen (sub-cutaneous) administration near topical wounds to determine its safety and ability to facilitate the complete healing of otherwise hard-to-treat wounds. Wounds are known to be difficult to heal in certain diabetic patients, and elevated blood sugar level has been shown to greatly reduce the activity of plasminogen. Clinical trials in patients with diabetic foot ulcers (DFUs) and in patients with tympanic membrane perforations (TMPs) are initiating in Sweden. We received in the fourth quarter of 2017 from the Swedish Medical Products Agency (MPA) two CTA approvals to commence the following two trials:

•	a Phase 1b/2 clinical trial of its Plasminogen (sub-cutaneous) therapy in patients suffering from DFUs; and

•	a Phase 1b/2 clinical trial of its Plasminogen (sub-cutaneous) therapy in patients suffering from chronic TMPs.

Plasminogen (sub-cutaneous) – DFUs: Diabetic foot ulcer is a major complication of diabetes mellitus, and probably the major component of the diabetic foot. Wound healing is an innate mechanism of action that works reliably most of the time. A key feature of wound healing is stepwise repair of lost extracellular matrix (ECM) that forms the largest component of the dermal skin layer. But in some cases, certain disorders or physiological insult disturbs the wound healing process. Diabetes mellitus is one such metabolic disorder that impedes the normal steps of the wound healing process. Many studies show a prolonged inflammatory phase in diabetic wounds, which causes a delay in the formation of mature granulation tissue and a parallel reduction in wound tensile strength.

The Phase 1b/2 DFU clinical trial is a prospective, dose escalation study of the safety, feasibility and initial efficacy of subcutaneous plasminogen for the treatment of DFU in 20 adult subjects. The study will be conducted in one study center in Sweden, under the supervision of Dr. Jan Apelqvist, an expert in the field of diabetic foot ulcers and hard to treat wounds from the Department of Endocrinology, Division of Clinical Sciences at Skane University Hospital in Malmö, Sweden.

Plasminogen (sub-cutaneous) – TMPs: A tympanic membrane perforation is essentially a hole in the eardrum, which can result from ear infections, injury, and previous surgery such as ventilation tube placement. In addition to hearing loss, eardrum perforations can result in ear infection and drainage.

The chronic TMP clinical trial is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic tympanic membrane perforation. Up to 33 adult patients are expected to be enrolled. The study will be conducted at a single center in Sweden, under the supervision of Dr. Cecilia Engmér Berglin, MD, PhD from the Department of Otorhinolaryngology at Karolinska University Hospital in Stockholm, Sweden. The Karolinska University Hospital is the second largest ear/nose/throat center in the world.

IVIG for the treatment of Primary Immunodeficiencies Disorder (PIDD)

IVIG is the second biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, if approved. Currently being studied in a non-inferiority pivotal phase 3 open label, single arm, two-cohort multicenter clinical trial that is investigating the safety, tolerability, efficacy and pharmacokinetics of our plasma purified IVIG in a total of 75 patients suffering from PIDD, including 50 adults (cohort 1) and 25 children (cohort 2). The ongoing non-inferiority phase 3 clinical trial for IVIG in adults is expected to be completed in Q1 of 2018 followed by the pediatric cohort completion in Q1 2019.

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Primary immunodeficiencies are disorders in which part of the body’s immune system is missing or does not function normally. To be considered a primary immunodeficiency, the cause of the immune deficiency must not be secondary in nature (i.e., caused by other disease, drug treatment, or environmental exposure to toxins). Most primary immunodeficiencies are genetic disorders; the majority are diagnosed in children under the age of one, although milder forms may not be recognized until adulthood. While there are over 100 recognized PIDDs, most are very rare. About 1 in 500 people in the United States are born with a primary immunodeficiency1. Immune deficiencies can result in persistent or recurring infections, autoinflammatory disorders, tumors, and disorders of various organs. There are currently no cures for these conditions; treatment is palliative and consists of managing infections and boosting the immune system.

If the results are favorable, the Corporation plans to file a New Drug Submission (NDS) with Health Canada and a BLA with the FDA. Once approved for sale, Prometic’s production of IVIG will be paired with the production of plasminogen, thus contributing to a higher revenue per liter of plasma processed.

NantPro, a subsidiary of the Corporation, is the entity responsible to commercialize IVIG for treatment of primary immunodeficiency diseases in the USA. These exclusive commercialization rights for IVIG for PIDD in the USA were granted pursuant to a license agreement entered between NantPro and its sister company, PBT, in 2012. PBT has also since then been providing development services for NantPro consisting of pre-clinical and regulatory activities, such as filing of the IND for IVIG for treatment of PIDD as well as preparing for and overseeing the on-going phase 3 clinical trial. NantPro and PBT also entered in an exclusive manufacturing and supply agreement in 2012 whereby NantPro would obtain 100% of its IVIG supply by PBY or an affiliate thereof on its behalf.

Inter Alpha-One Inhibitor proteins (IAIP) for the treatment of Necrotising Enterocolitis in Neonates (NEC):

Inter Alpha-One Inhibitor proteins (IAIP) is the third biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, if approved. It is currently in the preclinical development phase and the corporation’s intent is to file an IND with the FDA in 2019.

Necrotizing enterocolitis (NEC) is a devastating inflammatory bowel condition that affects predominantly premature infants. NEC can ultimately destroy the wall of the bowel (intestine) and lead to perforation of the intestine and spillage of stool into the infant’s abdomen, which can result in an overwhelming infection and death. The cause of NEC is not well understood but appears to involve bacteria, injury to the bowel lining, inadequate oxygen supply to the bowel, and an abnormal immune response. Overall, NEC affects an estimated 8,000-12,000 live births each year in the USA. The disease has been reported to affect about 11 percent of very low birthweight infants born before 29 weeks of age. Mortality rates are high and range from about 15% to 30%.

NEC is the most commonly acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. Even when surgery can be avoided, the average cost of hospitalization has been estimated at around $73,000, with a length of stay exceeding 22 days longer than that for other premature infants. However, if surgical care is required, there is an average additional cost of approximately $186,000, and infants require a length of stay 60 days longer than other premature infants.

Prometic’s IAIP for the treatment of NEC has been granted rare pediatric designation by the FDA which may make it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. IAIP for the treatment of NEC has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by the FDA.

[1]

Lim MS, Elenitoba-Johnson KS (2004). “The Molecular Pathology of Primary Immunodeficiencies”. The Journal of molecular diagnostics : JMD. 6 (2): 59–83. doi:10.1016/S1525-1578(10)60493-X. PMC 1867474 PMID 15096561.

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Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins from plasma including fibrinogen, Alpha1 antitrypsin, albumin and C1 esterase Inhibitors. Several of these proteins and others for which their respective bioseparation process are under development, will eventually be advanced for clinical development. The Corporation has however elected to prioritize the advancement of multiple indications for its first anticipated plasma-derived product, Ryplazim™ (plasminogen) and its Plasminogen (sub-cutaneous) as a means to accelerate revenue growth generated by the anticipated commercial launch of Ryplazim™ (plasminogen) and IVIG, if these products receive their respective regulatory approvals.

Bioseparations segment

The Bioseparations segment comprises several operating subsidiaries the main one being Prometic Bioseparations Ltd. (“PBL”), based in the United Kingdom (Isle of Man and Cambridge).

Prometic’s Bioseparations segment is known for its world-class expertise in bioseparation, specifically for large-scale purification of biologics and the elimination of pathogens. These technologies are being used by several industry leaders. Prometic has also leveraged its own industry leading affinity technology to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop best-in-class therapeutics. The Bioseparations segment supplies the affinity resins to the Plasma-derived therapeutics segment and also to our licensees.

OTHER RECENT BUSINESS DEVELOPMENTS

On November 30, 2017, the Corporation entered into a non-revolving credit facility agreement with Structured Alpha (“SALP”), bearing interest of 8.5% per annum which expires November 30, 2019. The credit facility comprises two tranches of US$40 million which become available to draw upon once certain conditions are met. The drawdowns on the available tranches are limited to US$10 million per month.

As part of the agreement, the Corporation issued 54 million warrants with an exercise price of $1.70 (the “Seventh Warrants”) to SALP in consideration for the non-revolving credit facility. The Seventh warrants become exercisable as follows: 10 million warrants as of the date of the agreement and the remaining 44 million warrants become exercisable as and if the Corporation draws upon the credit facility in increments of US$10 million; five million warrants become exercisable for each US$10 million drawn on the first US$40 million tranche of the credit facility and six million warrants become exercisable for each US$10 million drawn on the second US$40 million tranche of the credit facility. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable. At each drawdown, the value of the proceeds drawn are allocated to the debt and equity based on their fair value.

The amount of each US$10,000,000 drawdown on the non-revolving credit facility is allocated to the debt and the warrants based on their fair value at the time of the drawdown. The initial 10 million warrants exercisable upon signature of the agreement were valued at $5,214 and were recognized as a deferred financing costs with the offsetting entry in equity. The Corporation drew on the facility on November 30, 2017 and on December 14, 2017 and the value of the proceeds attributed to the warrants were $2,363 and $2,245 respectively was recorded in equity. Issuance cost related to the issuance of the Seventh Warrants, in the amount of $125, have been recorded against the deficit.

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The Corporation drew US$20 million on the credit facility by December 31, 2017 and has drawn another US$20 million in 2018. The total proceeds value allocated to the debt upon the draws in 2017 was $21,098. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with a market interest rate of 16.4%. The fees incurred in regards of the credit facility, which comprise legal fees and also the 10,000,000 warrants issued upon signature of the credit facility, for a total of $5,473 have been recorded in the consolidated statement of financial position as deferred financing fees under other long-term assets and will be amortized and recognized into the consolidated statement of operations over the term of the credit facility.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Results of operations

The consolidated statement of operations for the quarter and year ended December 31, 2017 compared to the same periods in 2016 are presented in the following table.

	Quarter ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Revenues	$6,596	$4,111	$39,115	$16,392
Expenses
Cost of sales and production	2,428	2,416	10,149	7,632
Research and development expenses	28,202	27,995	100,392	87,615
Administration, selling and marketing expenses	8,781	11,986	31,441	28,471
Bad debt expense	20,491	837	20,491	837
Loss (gain) on foreign exchange	(1,427)	(228)	(726)	423
Finance costs	2,639	1,349	7,965	4,527
Loss on extinguishment of liabilities	—	1,609	4,191	4,194

Net loss before income taxes	$(54,518)	$(41,853)	$(134,788)	$(117,307)

Income tax recovery:
Current	(4,913)	(209)	(3,165)	(418)
Deferred	(7,959)	(1,540)	(11,587)	(6,220)

	(12,872)	(1,749)	(14,752)	(6,638)

Net loss	$(41,646)	$(40,104)	$(120,036)	$(110,669)

Net loss attributable to:
Owners of the parent	(38,279)	(37,308)	(109,731)	(100,807)
Non-controlling interests	(3,367)	(2,796)	(10,305)	(9,862)

	$(41,646)	$(40,104)	$(120,036)	$(110,669)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.05)	$(0.06)	$(0.16)	$(0.17)

Weighted average number of outstanding shares (in thousands)	709,928	616,081	683,954	598,393

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Revenues

Total revenues for the year ended December 31, 2017 were $39.1 million compared to $16.4 million during the comparative period of 2016 which represent an increase of $22.7 million. Total revenues for the quarter ended December 31, 2017 were $6.6 million compared to $4.1 million during the comparative period of 2016, representing an increase of $2.5 million.

Revenues in 2017 and 2016 included revenues from the sale of goods and development service revenues while 2017 revenues also include milestone and licensing revenues and rental revenues. Revenues from the sale of goods, services, licensing and milestone achievements may vary significantly from period to period.

The following table provides the breakdown of total revenues by source for the quarter and year-ended December 31, 2017 compared to the corresponding period in 2016.

	Quarter ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Revenues from the sale of goods	$5,479	$3,291	$16,461	$12,892
Milestone and licensing revenues	—	—	19,724	—
Revenues from the rendering of services	880	691	1,930	3,371
Rental revenue	237	129	1,000	129

	$6,596	$4,111	$39,115	$16,392

Revenues from the sale of goods were $16.5 million during the year ended December 31, 2017 compared to $12.9 million during the corresponding period of 2016, representing an increase of $3.6 million. Revenues from the sale of goods were $5.5 million during the fourth quarter of 2017 compared to $3.3 million during the corresponding period of 2016, representing an increase of $2.2 million. The increase for the year and the quarter ended December 31, 2017 is mainly due to the increase in revenues from the sale of goods from the Bioseparations segment generally denominated in GBP as the Corporation filled several large orders during the year. This increase in sales of goods in GBP was partially offset by a lower foreign exchange rate in the current year of approximately 8% compared to the prior year.

Milestone and licensing revenues for the year ended December 31, 2017, came from the small molecule therapeutics segment, were $19.7 million and pertain to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd, during the third quarter of 2017. There were no milestone and licensing revenue in the year ended December 31, 2016.

These milestone and licensing revenues pertain to a licensing agreement entered into during the third quarter of 2017 with JRP. During the fourth quarter of 2017, the Corporation has written-off the related accounts receivable since the licensee had not remitted the funds associated with the license fee and initial milestone payment within the specified payment terms and the license agreement was subsequently terminated by Prometic in March 2018. For complete details regarding this transaction, please refer to the update provided under the Small molecule therapeutics segment business update section.

Service revenues were $1.9 million during the year ended December 31, 2017 compared to $3.4 million for the corresponding period of 2016, representing a decrease of $1.4 million that was mainly related to the reduction of the third-party service revenues in our Plasma-derived therapeutics segments of $0.9 million and in our Bioseparations segment of $0.5 million. Service revenues were $0.9 million during the fourth quarter of 2017 compared to $0.7 million during the corresponding period of 2016, representing an increase of $0.2 million, were entirely generated from our Bioseparations segment.

The Corporation also earns rental revenues from a lease of a portion of the plant space at the Belleville manufacturing facility already in place at the time of the Telesta acquisition and from subleasing the former Telesta head offices located in Montreal.

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Before reviewing the analyses pertaining to cost of sales and production and R&D expenses, it is important to explain how the advancement of the Corporation towards the commercialization of its first plasma-derived therapeutic plasminogen, has affected the comparability of the 2017 expenses compared to 2016. Prior to the third quarter 2016, all of the expenses incurred to produce plasma-derived therapeutics, including raw materials, were expensed as they were incurred and presented as R&D expenses. Starting in the third quarter of 2016, Prometic started capitalizing raw materials that could be used for the production of plasminogen. When the materials are used to produce therapeutics destined for commercial sales, this cost together with the related salary and manufacturing overhead expenses are capitalized as part of work in progress or finished goods inventories as the production takes place. The cost is carried as inventories until the product is sold at which time it will become cost of sales. If the materials are consumed to produce therapeutics for purposes other than commercial sale, for example clinical trial materials, then the raw materials inventory is expensed and the salaries and manufacturing overhead cost involved in the production are not capitalized. Also, some manufacturing salaries and overhead do not meet the criteria for inclusion into inventory. The non-capitalized production costs associated with the production of plasma-derived therapeutics for commercial sale are now included under cost of sales and production where as in the first half of 2016, all PBP plant and production costs were reported to R&D.

Cost of sales and production

Cost of sales and production were $10.1 million during the year ended December 31, 2017 compared to $7.6 million for the corresponding period in 2016, representing an increase of $2.5 million. The increase is partially due to the non-capitalized production costs of $1.6 million for the year ended December 31, 2017 pertaining to the production of commercial plasminogen inventory recognized under Cost of sales and production in 2017 whereas in 2016, such cost were entirely classified as R&D expenses since all the production of plasma-derived therapeutics in 2016 was destined to be used in the clinical trials. Also contributing is the increase in cost of sales and production of $0.6 million due to the increase in volume of sales of goods in our Bioseparations segment.

Cost of sales and production for the quarter ended December 31, 2017 and 2016 was stable at $2.4 million compared to $2.4 million.

Revenues from the sale of goods is composed of different products and the margins on individual products vary significantly. Several of our products are custom designed for specific customers. Since key customers tend to place significant orders that may not be repeated on a yearly basis, the sales for individual products, just like our product sales in general are quite variable. This is compounded by the fact that a high proportion of our sales in a given period usually come from a limited number of customers. If our larger customers purchase higher margin product or lower margin product, it will create volatility in our total margins and in the cost of goods sold from period to period. In addition, the size of the orders will affect the batch size used in production. Larger batch sizes render higher gross margins.

Research and development expenses

The R&D expenses for the quarter and the year ended December 31, 2017 compared to the same periods in 2016 broken down into its two main components are presented in the following table.

	Quarter ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Manufacturing cost of therapeutics to be used in clinical trials	$10,128	$10,396	$33,955	$33,176
Other research and development expenses	18,074	17,599	66,437	54,439

Total research and development expenses	$28,202	$27,995	$100,392	$87,615

R&D expenses were $100.4 million during the year ended December 31, 2017 compared to $87.6 million for the corresponding period in 2016, representing an increase of $12.8 million. R&D expenses remained stable at $28.2 million during the quarter ended December 31, 2017 compared to $28.0 million for the corresponding period in 2016.

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R&D expenses include the manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes. The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg CMO while the small molecule therapeutics are manufactured by a third party for Prometic. The manufacturing cost of these therapeutics was $34.0 million during the year ended December 31, 2017 compared to $33.2 million during the year ended December 31, 2016, representing an increase of $0.8 million.

The manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes was $10.1 million during the three months ended December 31, 2017 compared to $10.4 million during the corresponding period of 2016, representing a decrease of $0.3 million.

Despite the fact that the manufacturing cost of therapeutics has remained relatively stable, it is important to note that the inventory balance at December 31, 2017 is significantly higher than in the prior year as a portion of the inventory is being capitalized since the inventory is destined to be sold or used to produce therapeutics destined for commercial use. This also reflects the absorption of costs associated with the increase in capacity at the Laval production facility resulting from an increase in headcount that has enabled around the clock production activities five days a week.

Other R&D expenses were $66.4 million during the year ended December 31, 2017 compared to $54.4 million for the corresponding period in 2016, representing an increase of $12.0 million. The increase is partially due to higher salary and benefit expenditures including share-based payment expenses by approximately $6.4 million reflecting the increase in employees working on the clinical trials and at our research centers. In addition, Contract Research Organizations (“CRO”) and investigator expenses incurred in relation to the clinical trials and pre-clinical activities increased by $2.3 million reflecting the increase in the number of trials in progress over the course of the year, the duration and higher patient enrolment of the trials.

Other R&D expenses were relatively stable at $18.1 million during the three months ended December 31, 2017 compared to $17.6 million for the corresponding period in 2016.

Administration, selling and marketing expenses

Administration, selling and marketing expenses were $31.4 million during the year ended December 31, 2017 compared to $28.5 million for the corresponding period in 2016, representing an increase of $3.0 million. The increase is mainly attributable to the increase in expenses of $3.0 million incurred in relation to the preparation for the plasminogen launch and an increase in salary and benefit expenditures including share-based payment expenses resulting from an overall increase in headcount.

Administration, selling and marketing expenses were $8.7 million during the quarter ended December 31, 2017 compared to $12.0 million for the corresponding period in 2016, representing a decrease of $3.2 million. The decrease is mainly attributable to the severance cost recorded in the quarter ended December 31, 2016 of $2.1 million in relation to the Telesta rationalisation efforts. No such transactions occurred in the current period.

Bad debt expense

Bad debt expense were $20.5 million during the year and the quarter ended December 31, 2017 compared to $0.8 million for the corresponding periods in 2016, representing an increase of $19.7 million. The current year expense is due to the write-off, affecting the fourth quarter of 2017, of the amounts due from JRP in regards to a license agreement. The licensee having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Corporation was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018, thereby returning all the rights previously conferred under the license agreement back to Prometic.

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Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and board members. This expense has been recorded as follows:

	Quarter ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Cost of sales and production	$71	$151	$370	$261
Research and development expenses	1,280	1,819	4,150	3,052
Administration, selling and marketing expenses	1,220	1,894	4,142	3,550

	$2,571	$3,864	$8,662	$6,863

Share-based payments expense were $8.7 million during the year ended December 31, 2017 compared to $6.9 million during the corresponding period of 2016, representing an increase of $1.8 million. Share-based payments were $2.6 million during the quarter ended December 31, 2017 compared to $3.9 million during the corresponding period of 2016, representing a decrease of $1.3 million. These variations are mainly explained by the fact that there were less RSU that vested in the quarter ended December 31, 2017 compared to the corresponding period 2016 but a higher number of RSU that vested overall in the year ended December 31, 2017 compared to last year.

The RSU expense may vary significantly from period to period as certain milestones are met, others increase or decrease in likelihood as projects advance and the time to achieve the milestones before the RSU expiry decreases.

Finance costs

Finance costs were $8.0 million for the year ended December 31, 2017 compared to $4.5 million during the corresponding period of 2016, representing an increase of $3.4 million. Finance costs were $2.6 million for the quarter ended December 31, 2017 compared to $1.3 million during the corresponding period of 2016, representing an increase of $1.3 million. This increase reflects the higher level of debt during the year ended December 31, 2017 compared to the same period of 2016 reflecting the increase in the OID loans, the amounts drawn on the non-revolving credit facility agreement and the debt acquired in the Telesta business combination in October 2016.

Loss on extinguishment of liabilities

In 2017 and 2016, SALP, the holder of the long-term debt, used the set off of principal right under the loan agreements, to settle the amounts due to the Corporation following its participation in several private placements over the course of both years. These transactions were accounted for as an extinguishment of a portion of an OID loan and the difference between the adjustment to the carrying value of the loan and the amount recorded for the shares issued, was recorded as a loss on extinguishment of debt.

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On July 6, 2017, the face value of the third OID loan was reduced by $8.6 million, from $39.2 million to $30.6 million. The reduction of $8.6 million is equivalent to the value of 5,045,369 common shares issued at the agreed price of $1.70. A loss on extinguishment of $4.2 million was recognized on this transaction.

•

On May 25, 2016, the face value of the second OID loan was reduced by $6.0 million from $31.3 million to $25.3 million. The reduction of $6.0 million is the equivalent to the value of 1,921,776 common share issued at the agreed price of $3.10. A loss on extinguishment of $2.6 million was recognized on this transaction.

•

On October 31, 2016, the face value of the second OID loan was reduced by $4.2 million, from $25.3 million to $21.2 million. The reduction of $4.2 million is the equivalent to the value of 1,401,632 common shares issued at the agreed price of $2.98. A loss on extinguishment of $1.6 million was recognized on this transaction.

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Income taxes

The Corporation recorded a current income tax recovery of $3.2 million during the year ended December 31, 2017 compared to $0.4 million for the corresponding period of 2016, representing an increase of $2.7 million. The increase is principally due to the increase in refundable R&D tax credits in the U.K. by $4.2 million reflecting the fact that we have increased our R&D activities in that country over the past two years. This was partially offset by a reduction in the withholding taxes receivable of $1.0 million taken by the Corporation as a precaution not to overstate the receivable while it continues to work with a consultant to determine the recoverability of withholding taxes withheld on prior years’ transactions. The current income tax recovery was $4.9 million during the quarter ended December 31, 2017 compared to $0.2 million for the corresponding period of 2016, representing an increase of $4.7 million. The increase is mainly due to the recognition of R&D tax credits for the U.K. and the reversal of the current income tax expense recognized during the third quarter representing the withholding tax of $2.0 million expected to be paid on the milestone and licensing revenues recognized in the third quarter of 2018 which will no longer be the case now that the licensing agreement has been terminated. This was partially offset by the reduction in withholding taxes receivable of $1.0 million referred to above.

The Corporation recorded a deferred income tax recovery of $11.6 million during the year ended December 31, 2017 compared to $6.2 million for the corresponding period of 2016, representing an increase of $5.4 million. The Corporation recorded a deferred income tax recovery of $8.0 million during the quarter ended December 31, 2017 compared to $1.5 million for the corresponding period of 2016, representing an increase of $6.4 million. The main reason for these income tax recoveries comes from to the recognition of deferred tax assets pertaining to the unused tax losses attributable to Prometic as a partner in NantPro, our partnership with NantPharma to develop and commercialize IVIG for the U.S. market. The tax loss incurred to develop and commercialize IVIG in 2017 was similar to 2016. The significant increase in the deferred income tax recovery relates to the change in the US federal income tax rate from 35% to 21%, producing a significant decrease in the deferred tax liability that was recognized in the business combination of NantPro.

Net loss

The Corporation incurred a net loss of $120.0 million during the year ended December 31, 2017 compared to a net loss of $110.7 million for the corresponding period of 2016, representing an increase in the net loss of $9.4 million. The net loss in 2017 is higher due to the increase in R&D, cost of sales and production, administration, selling and marketing expenses and finance cost respectively of $12.8 million, $2.5 million, $22.6 million and $3.4 million in the year ended December 31, 2017 compared to the corresponding period of 2016. This was partially offset by the increase in the recognition of deferred income tax recovery of $5.4 million during the year ended December 31, 2017 compared to the corresponding period in 2016.

The Corporation incurred a net loss of $41.6 million during the quarter ended December 31, 2017 compared to a net loss of $40.1 million for the corresponding period of 2016, representing an increase in net loss of $1.5 million. The net loss is higher mainly due to the increase in bad debt expense of $19.7 million explained by to the recognition of a bad debt provision for the JRP receivable. This was partially offset by increase in the income tax recovery respectively of $11.1 million and in revenues of $2.5 million compared to the corresponding period of 2016.

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EBITDA analysis

The Adjusted EBITDA for the Corporation for the quarter and the year ended December 31, 2017 and 2016 are presented in the following tables:

	Quarter ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Net loss	$(41,646)	$(40,104)	$(120,036)	$(110,669)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	(1,427)	(228)	(726)	423
Finance costs	2,639	1,349	7,965	4,527
Loss on extinguishment of liabilities	—	1,609	4,191	4,194
Income tax recovery	(12,872)	(1,749)	(14,752)	(6,638)
Depreciation and amortization	1,310	912	4,576	3,250
Share-based payments expense	2,571	3,864	8,662	6,863

Adjusted EBITDA	$(49,425)	$(34,347)	$(110,120)	$(98,050)

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. The Corporation believes that Adjusted EBITDA provides an additional insight in regards to the cash used in operating activities on an on-going basis. It also reflects how management analyzes the Corporation’s performance and compares that performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare the Corporation against other companies.

Total Adjusted EBITDA for the Corporation was $(110.1) million for the year ended December 31, 2017 compared to $(98.1) million for the comparative period of 2016, representing an decrease in Adjusted EBITDA of $12.1 million. This decrease is caused by the increase, R&D expenditures and administration selling and marketing respectively of $12.8 million and $2.5 million during the year ended December 31, 2017 compared to the corresponding period in 2016. The licensing agreement with JRP had no net impact on the Adjusted EBITDA for the year ended December 31, 2017.

Total Adjusted EBITDA was $(49.4) million for the quarter ended December 31, 2017 compared to $(34.3) million for the comparative period of 2016, representing a decrease in Adjusted EBITDA of $15.1 million. This decrease in Adjusted EBITDA was mainly explained by the increase in bad debt expense of $19.7 million during the quarter ended December 31, 2017 compared to the corresponding period in 2016. This was partially offset by the increase in revenue in the quarter of $2.5 million and lower administration, selling and marketing by $3.2 million over the same period.

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Segmented information analysis

For the year ended December 31, 2017 and 2016

The loss for each segment and the net loss before income taxes for the total Corporation for the year ended December 31, 2017 and 2016 are presented in the following table:

For the year ended December 31, 2017	Bioseparations	Plasma-derived therapeutics	Small molecule therapeutics	Reconciliation to statement of operations	Total
External revenues	$16,802	$2,490	$19,724	$99	$39,115
Intersegment revenues	1,566	39	—	(1,605)	—

Total revenues	18,368	2,529	19,724	(1,506)	39,115
Cost of sales and production	7,877	4,014	—	(1,742)	10,149
R&D - Manufacturing cost of therapeutics to be used in clinical trials	—	32,766	1,755	(423)	34,098
R&D - Other expenses	7,301	40,958	17,426	609	66,294
Administration, selling and marketing expenses	2,719	13,539	3,633	11,550	31,441
Bad debt expense	—	—	20,491	—	20,491

Segment profit (loss)	$471	$(88,748)	$(23,581)	$(11,500)	$(123,358)
Gain on foreign exchange					(726)
Finance costs					7,965
Loss on extinguishment of liabilities					4,191

Net loss before income taxes					$(134,788)

Other information
Depreciation and amortization	$907	$2,880	$428	$361	$4,576
Share-based payment expense	394	2,269	1,509	4,490	8,662

For the year ended December 31, 2016 (restated)	Bioseparations	Plasma-derived therapeutics	Small molecule therapeutics	Reconciliation to statement of operations	Total
External revenues	$13,725	$2,538	$—	$129	$16,392
Intersegment revenues	2,410	184	—	(2,594)	—

Total revenues	16,135	2,722	—	(2,465)	16,392
Cost of sales and production	8,087	1,435	—	(1,890)	7,632
R&D - Manufacturing cost of therapeutics to be used in clinical trials	—	32,759	894	(477)	33,176
R&D - Other expenses	6,336	34,852	13,338	(87)	54,439
Administration, selling and marketing expenses	3,274	6,788	3,310	15,099	28,471
Bad debt expense	—	837	—	—	837

Segment loss	$(1,562)	$(73,949)	$(17,542)	$(15,110)	$(108,163)
Loss on foreign exchange					423
Finance costs					4,527
Loss on extinguishment of liabilities					4,194

Net loss before income taxes					$(117,307)

Other information
Depreciation and amortization	$898	$1,801	$352	$199	$3,250
Share-based payment expense	276	1,345	1,316	3,926	6,863

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Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods and the provision of resin development services to external customers but the segment also generates the same type of revenues from its transactions with the Plasma-derived therapeutics segment. Revenues for the segment increased by $2.2 million for the year ended December 31, 2017 compared to the corresponding period of 2016 of which $3.1 million is an increase due to the external revenues. Period over period, the sales of goods and the service revenues to third parties, mainly denominated in GBP, were higher in 2017 by $2.4 million GBP as the segment received several large orders from existing customers.

R&D expenditures were higher by $1.0 million in 2017 as the segment increased its R&D activities to develop new affinity resins that will eventually be used by the plasma therapeutic segment’s manufacturing process to permit the extraction and purification of additional proteins, and increasing the sale of Bioseparation products in the years to come.

The Bioseparations segment presented a gain of $0.5 million during the year ended December 31, 2017 and a loss of $1.6 million during the corresponding period in 2016. The main reason for the decrease in the segment loss pertains to the increase in revenues of $2.2 million while cost of sales and production increased only slightly due to the products sold generating a strong margin. This was partially offset by higher R&D expenses.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are generated from the sales of specialty plasma to third parties, the provision of services to licensees and since the acquisition of Telesta, some rental revenues coming from the leasing of a portion of the Belleville plant. Revenues from the segment were at similar levels during both years as the decrease in service revenues of $1.0 million was mostly offset by an increase of rental revenues of $0.9 million.

The segment loss increased by $14.8 million for the year ended December 31, 2017 compared to the corresponding period in 2016. The increase in loss is mainly due to the higher Other R&D expenses by $6.1 million and administration, selling and marketing expenses by $6.8 million. These increases are generally explained by higher consulting fees and employee compensation expenditures as the segment is ramping up for the plasminogen launch. The cost of providing product to clinical trial patients in the period to anticipated launch is also included. During the year, the segment has hired additional employees that will be ensuring the promotion and marketing of Ryplazim TM, ensuring compliance with the governmental reporting requirements once the Corporation will start selling therapeutics, the logistics with our specialty pharmacy and specialty distributors and that will be liaising with the health care providers ensuring a safe and optimal use for the product (medical sales liaison). Finally, the administrative support that the segment receives from the head office increased as more resources are used to support this growing business.

Small molecule therapeutics segment

The revenues for the Small molecule therapeutics segment are generated from licence agreements with third parties. Revenue from the segment increased by $19.7 million following the closing of a licensing agreement with JRP and the recognition of licensing and milestone revenues pertaining to the transaction during the year.

As previously mentioned, during the fourth quarter of 2017, the Corporation has written-off the related accounts receivable since the licensee had not remitted the funds associated with the license fee and initial milestone payment within the specified payment terms and the license agreement was subsequently terminated by Prometic.

The Small molecule therapeutics segment generated a segment loss of $23.6 million for the year ended December 31, 2017 compared to a segment loss of $17.5 million last year which represents an increase of $6.0 million compared to the corresponding period in 2016. The increase is mainly due to an increase in manufacturing cost of therapeutics to be used in clinical trials of $0.9 million and higher other research and

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development expenses of $4.1 million resulting from an increase in the clinical and pre-clinical cost of $3.0 million and an increase in salary and benefit expense due to increases in headcount of $1.1 million. The JRP licensing transaction had no net impact on the segment’s results for the year ended December 31, 2017.

For the quarters ended December 31, 2017 and 2016

The loss for each segment and the net loss before income taxes for the total Corporation for quarters ended December 31, 2017 and 2016 are presented in the following tables.

For the quarter ended December 31, 2017	Bioseparations	Plasma-derived therapeutics	Small molecule therapeutics	Reconciliation to statement of operations	Total
External revenues	$6,138	$425	$—	$33	$6,596
Intersegment revenues	107	12	—	(119)	—

Total revenues	6,245	437	—	(86)	6,596
Cost of sales and production	1,984	1,119	(533)	(142)	2,428
R&D - Manufacturing cost of therapeutics to be used in clinical trials	—	10,568	306	(603)	10,271
R&D - Other expenses	1,853	10,569	4,902	607	17,931
Administration, selling and marketing expenses	794	4,267	841	2,879	8,781
Bad debt expense	—	—	20,491	—	20,491

Segment profit (loss)	$1,614	$(26,086)	$(26,007)	$(2,827)	$(53,306)
Gain on foreign exchange					(1,427)
Finance costs					2,639

Net loss before income taxes					$(54,518)

Other information
Depreciation and amortization	$271	$823	$118	$98	$1,310
Share-based payment expense	103	717	492	1,259	2,571

For the quarter ended December 31, 2016 (restated)	Bioseparations	Plasma-derived therapeutics	Small molecule therapeutics	Reconciliation to statement of operations	Total
External revenues	$2,962	$1,020	$—	$129	$4,111
Intersegment revenues	547	162	—	(709)	—

Total revenues	3,509	1,182	—	(580)	4,111
Cost of sales and production	2,173	706	—	(463)	2,416
R&D - Manufacturing cost of therapeutics to be used in clinical trials	—	10,297	94	5	10,396
R&D - Other expenses	1,650	11,292	4,729	(72)	17,599
Administration, selling and marketing expenses	632	2,558	1,144	7,652	11,986
Bad debt expense	—	837	—	—	837

Segment loss	$(946)	$(24,508)	$(5,967)	$(7,702)	$(39,123)
Gain on foreign exchange					(228)
Finance costs					1,349
Loss on extinguishment of liabilities					1,609

Net loss before income taxes					$(41,853)

Other information
Depreciation and amortization	$223	$536	$97	$56	$912
Share-based payment expense	89	691	894	2,190	3,864

Bioseparations segment

Revenues for the segment increased by $2.7 million for the quarter ended December 31, 2017 compared to the corresponding period of 2016 mainly as a result of higher product sales to third parties which increased by $3.2 million.

The Bioseparations segment had a profit of $1.6 million during the quarter ended December 31, 2017 compared to a loss of $0.9 million during the quarter ended December 31, 2016, representing an increase in segment profit of $2.6 million. This increase is mainly explained by the increase in external revenues in the quarter of $3.2 million while cost of sales and production remained flat despite the revenue increase due to the products sold generating a strong margin and also due to an adjustment of manufacturing overhead allocation which resulted in additional overhead being capitalized to inventories.

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Plasma-derived therapeutics segment

The segment loss for plasma-derived therapeutics increased by $1.6 million for the quarter ended December 31, 2017 compared to the corresponding period of 2016. The segment loss increase is mainly due to the increase in administration, selling and marketing of $1.7 million and the decrease in revenue of $0.7 million. The increase in administration, selling a marketing expenses is mainly due to the increase in consulting expenses incurred in preparation for the plasminogen launch and the administrative support that the segment receives from the head office as more resources are used to support this growing business. The decrease in revenue was mainly due to the decrease of $0.6 million generated from the sales of specialty plasma to third parties during the quarter ended December 31, 2017 compared to the prior period. The increase in cost of sales and production is mainly explained by manufacturing salaries and overhead that did not meet the criteria for inclusion in the cost of inventories carried on the statement of financial position in the fourth quarter of 2017 of $0.7 million and therefore remained as cost of production in the statement of operations.

Small molecule therapeutics segment

The segment loss for Small molecule therapeutics segment increased by $20.0 million for the quarter ended December 31, 2017 compared to the corresponding period of 2016. The segment loss increase is mainly due to the increase in bad debt expense of $20.5 million due to the write-off of the JRP receivable to bad debt expense

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Financial condition

The consolidated statements of financial position at December 31, 2017 and December 31, 2016 are presented in the following table followed by a discussion of the key changes in the statement of financial position between both dates.

	2017	2016
Cash and cash equivalents	$23,166	$27,806
Marketable securities and short-term investments	—	11,063
Accounts receivable	6,839	8,379
Income tax receivable	4,116	411
Inventories	36,013	13,658
Prepaids	2,141	2,944

Total current assets	72,275	64,261
Long-term income tax receivable	108	1,020
Other long-term assets	8,663	3,223
Capital assets	45,254	41,193
Intangible assets	156,647	155,487
Deferred tax assets	926	110

Total assets	$283,873	$265,294

Accounts payable and accrued liabilities	$29,954	$23,835
Advance on revenues from a supply agreement	1,901	345
Current portion of long-term debt	3,336	5,802
Deferred revenues	829	2,076

Total current liabilities	36,020	32,058
Long-term portion of advance on revenues from a supply agreement	—	1,822
Long-term portion of operating and finance lease inducements and obligations	2,073	1,007
Other long-term liabilities	3,335	3,446
Long-term debt	83,684	42,313
Deferred tax liabilities	15,330	25,305

Total liabilities	$140,442	$105,951

Share capital	$575,150	$480,237
Contributed surplus	16,193	12,919
Warrants and future investment rights	73,944	64,201
Accumulated other comprehensive loss	(1,622)	(1,964)
Deficit	(541,681)	(423,026)

Equity attributable to owners of the parent	121,984	132,367
Non-controlling interests	21,447	26,976

Total equity	143,431	159,343

Total liabilities and equity	$283,873	$265,294

Cash and short-term investments

Cash, cash equivalents, marketable securities and short-term investments decreased by $15.7 million at December 31, 2017 compared to December 31, 2016. Cash and short-term investments balances are directly influenced by the timing and size of financing events and operating revenues and expenditures. Cash flows and liquidity are discussed in detail further in the MD&A.

Accounts receivable

Accounts receivable decreased by $1.5 million at December 31, 2017 compared to December 31, 2016.

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Income tax receivable

Current income tax receivable increased by $3.7 million at December 31, 2017 compared to December 31, 2016 mainly due to the increase in the refundable R&D tax credits recognized on operations in the U.K. The long-term income tax receivable decreased by $0.9 million as the Corporation reduced the receivable as a precaution not to overstate it while it continues to work with a consultant to determine the recoverability of withholding taxes withheld on prior years’ transactions and removed the receivable due to its uncertainty.

Inventories

Inventories increased by $22.4 million at December 31, 2017 compared to December 31, 2016. The increase in inventory is due to the Corporation’s manufacturing of plasminogen in anticipation of the commercial launch of the therapeutic resulting in a value of work in progress inventory for plasminogen of $6.8 million being carried at December 31, 2017 as well as a build-up in unprocessed plasma inventories of $14.9 million over prior year end levels.

Other long-term assets

Other long-term assets increased by $5.4 million at December 31, 2017 compared to December 31, 2016. The increase is mainly due to the $5.3 million in fees incurred in establishing the non-revolving credit facility, principally consisting of the value of the Seven Warrants issued to SALP and legal fees, which have been recorded as deferred financing costs and will be amortized over the two year term of the non-revolving credit facility.

Capital assets

Capital assets increased by $4.1 million at December 31, 2017 compared to December 31, 2016. The increase is due to the acquisition of production equipment installed and used at the CMO plant in Winnipeg. The equipment installed at the CMO can be relocated to other sites as needed. The increase is also due to laboratory equipment acquired under finance lease for Prometic’s research facility in Rockville.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $6.1 million at December 31, 2017 compared to December 31, 2016 mainly due to the increase in account payable and the current portion of operating and finance lease inducements and obligations. This was partially offset by a decrease in wages and severances payable as the severances relating to the Telesta rationalization in 2016 were almost entirely settled.

Long-term debt

Long-term debt increased by $38.9 million at December 31, 2017 compared to December 31, 2016. The increase results primarily from the drawdowns on the non-revolving credit facility in November and December 2017 and the issuance of the third OID loan in April 2017 that resulted in an increase in long-term debt at the dates of these transactions of $21.1 million and $18.4 million, respectively. The interest accretion on the long-term debt during the year ended December 31, 2017 were $7.7 million. Those increases were partially offset by repayment made on long-term debt of $3.6 million and the July 2017 transaction whereby, the holder of the long-term debt used the set off of principal right under the loan agreements to settle the amounts due to the Corporation following its participation in a private placement on July 6, 2017. As a result of that transaction, the carrying amount of the long-term debt was reduced by $4.1 million.

Deferred tax liabilities

Deferred tax liabilities decreased by $10.0 million at December 31, 2017 compared to December 31, 2016 due mainly to the decrease the U.S. federal tax rate from 35% to 21% which is applied to calculate the deferred tax liabilities, following a U.S. tax reform in 2017 which was partially offset by the recognition of deferred income tax assets on NantPro losses during the year ended December 31, 3017.

Share Capital

Share capital increased by $94.9 million at December 31, 2017 compared to December 31, 2016 following the issuance of shares resulting from the July 2017 bought deal with gross proceeds of $53.1 million and the non-cash private placement concluded on July 2017 which was accounted for at the fair value of the share at the date of the transaction for a total of $8.3 million. The share capital also increased because of the exercise of the future investment rights for which the Corporation received gross proceeds of $21.1 million and the shares issued pursuant to restricted share unit plan by $5.1 million.

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Contributed surplus

Contributed surplus increased by $3.3 million at December 31, 2017 compared to December 31, 2016. The increase is principally due to the recognition of share-based payment expense of $8.7 million during the year ended December 31, 2017. This increase was partially offset by the shares issued pursuant to restricted share unit plan of $5.1 million.

Warrants and future investment rights

Warrants and future investment rights increased by $9.7 million at December 31, 2017 compared to December 31, 2016 mainly due to the recognition of the vested portion of the Seventh Warrants which were issued on November 30, 2017, pursuant to entering into a non-revolving credit facility agreement. As of December 31, 2017, 20 million of those warrants have vested and have been recognized for an amount of $9.3 million. The warrants and future investment rights also increased because of the 10,600,407 warrants, the Sixth Warrants, issued in the financing transaction with SALP in April 2017, amounting to $6.5 million. This increase was partially offset by the exercise of all of the future investment rights in February 2017 resulting in a reduction of $6.5 million.

Non-controlling interests (“NCI”)

The non-controlling interests decreased by $5.5 million at December 31, 2017 compared to December 31, 2016. The variation in the NCI between December 31, 2017 and December 31, 2016 is shown below:

Balance at December 31, 2016	$26,976
Share in losses	(10,305)
Share in Prometic’s funding of NantPro	4,776

NCI balance at December 31, 2017	$21,447

Cash flow analysis

The consolidated statements of cash flows for the year ended December 31, 2017 and the comparative period in 2016 are presented below.

	Year ended December 31,
	2017	2016
Cash flows used in operating activities	$(122,573)	$(97,693)
Cash flows from financing activities	117,452	86,938
Cash flows from investing activities	1,119	9,900

Net change in cash and cash equivalents during the year	(4,002)	(855)
Net effect of currency exchange rate on cash and cash equivalents	(638)	(624)
Cash and cash equivalents, beginning of year	27,806	29,285

Cash and cash equivalents, end of the year	$23,166	$27,806

Cash flow used in operating activities increased by $24.9 million during the year ended December 31, 2017 compared to the same period in 2016. The increase is due mainly to the increase in non-cash working capital items, namely inventories of $22.4 million which is related to the build-up in commercial and unprocessed plasma inventories and the increase in operating costs. This was partially offset by the increase in accounts payables and accrued liabilities.

Cash flows from financing activities increased by $30.5 million during the year ended December 31, 2017 compared to the same period in 2016 principally due to the exercise of the future investment rights of $21.1 million and the increase in proceeds from debt and warrant issuances of $20.7 million during the year ended December 31, 2017 compared to prior period. This was partially offset by a decrease in proceeds from share issuances by $7.0 million.

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Cash flows from investing activities decreased by $8.8 million during the year ended December 31, 2017 compared to the same period in 2016 mainly due to the $13.5 million cash and cash equivalents acquired from the Telesta business combination in 2016. Cash invested in capital assets decreased by $6.4 million in 2017 mainly explained by a reduction in the investment in the equipment at the Winnipeg CMO facility as the project came to its completion in 2017.

USE OF PROCEEDS

On July 6, 2017, the Corporation issued common shares following a bought deal public offering. The net proceeds received upon closing of the transaction were $49.4 million.

The following table presents how the proceeds were used compared to the combined estimates, per type of activity, provided by the Corporation at the time of each prospectus.

	Total disbursements at December 31, 2017	Expenditure estimate provided in Prospectus
The investment in ongoing Plasminogen and Intravenous Immunoglobulin (“IVIG”) clinical trials and the IVIG Biologics License Application	$18,240	$10,000
The investment in the sales and marketing infrastructure necessary for the commercialization of Plasminogen and IVIG	12,898	5,000
The advancement of new clinical indications for Plasminogen including wound healing, tympanic repairs and severe burns and the advancement of other protein therapeutics	3,582	10,000
The advancement of pivotal clinical programs, and pre-clinical costs relating to our orally active anti-fibrotic drug candidate PBI-4050 such as idiopathic pulmonary fibrosis and chronic kidney diseases	4,896	8,000
The pre-clinical and scale-up of PBI-4050 follow-on drug candidates and their advancement into clinical trial stages	3,046	4,000
The expansion of plasma collection and processing capabilities related to the plasma derived therapeutics	4,338	10,000
General working capital	2,400	2,400

	$49,400	$49,400

Disbursements were made towards the advancement of the plasminogen and IVIG clinical trials, the preparation work towards the filing of the BLA for IVIG and supporting the review by the FDA of the congenital plasminogen deficiency BLA. Those cost are mainly related to CRO, investigator as well as manufacturing cost of the drug substance for the clinical trials. The costs of the therapeutics used in the clinical trials and to keep those patients on the treatment plan after they have completed the number of weeks required by the study up to the expected date of approval of the therapeutic is the main reason for the higher spend than originally expected.

Investments were also made in an effort to build an infrastructure to support the sales and marketing force for the commercialization of plasminogen and medical support to the health care practitioners. The structures now being put in place will also serve for the eventual commercialization of IVIG. Those investments are mainly related to headcount, consultant and information systems expenses. It also includes the build-up of our inventory in preparation for the commercial launch and this is the main reason for the higher spending than was originally estimated in this category.

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The advancement on the new indications for plasminogen as progressed well as we have received the clearance from the Swedish Medical products agency to initiate both the chronic tympanic membrane performance and the diabetic foot ulcer phase 2 clinical trials. The cost from those operations are mainly internal costs and R&D consultant expenses.

The disbursements made towards the advancement of the PBI-4050 clinical programs include our internal costs to support the on-going trials, the research for potential additional indications that could benefit from this drug, the preparations for the filing of INDs and to launch new trials such as the upcoming CFRD trial and IPF in the U.S. They also include disbursements made to consultants, expenditures in regards to the clinical sites and drug substance manufacturing costs for the three on-going clinical trials for PBI-4050.

The disbursements regarding follow-on drug candidates to PBI-4050 mainly involve our internal cost to support the pre-clinical research in addition to external analysis and consulting expenses.

The disbursements regarding the expansion of the manufacturing capabilities related to the plasma-derived therapeutics include expenditures on production equipment, acquired and installed at the Winnipeg CMO, in order to increase our manufacturing capabilities to supply the product requirements for the clinical trials and in view of the eventual sale of commercial products. This figure also includes investment in production equipment at the Isle of Man Bioseparations production facility to increase the manufacturing output level of resins used in the PPPS process as well as the investment in equipment at our plasma collection centers in Winnipeg which was completed to increase the collection capacity in order to increase the Corporation’s supply chain for plasma.

Although there has been higher than anticipated spending in relation to congenital plasminogen deficiency trials as well as greater inventory build reflecting an investment in the commercialisation infrastructure, the Corporation has been able to continue other key programs at the anticipated pace while seeking cost reductions in their execution. Additional savings have been achieved by refocusing the R&D programs of the Corporation.

LIQUIDITY AND CONTRACTUAL OBLIGATIONS

At December 31, 2017, the Corporation’s working capital is a surplus of $36.3 million.

The Corporation funds its research and development activities with profits generated from the sale of Bioseparation products to third parties, the revenues it receives from licensing agreements, and periodically from the issuance of shares, warrants and long-term debt. Depending on the licensing agreements or agreements entered into with third parties to jointly develop a therapeutic for a certain health indication and market, the Corporation will likely need to secure additional financing to finance its R&D activities until such time as the plasma-derived therapeutics that are currently at the BLA stage (plasminogen for congenital deficiency) and still in phase 3 clinical trials (IVIG for PIDD), are commercialized and generating revenues.

As the Corporation evolves its scale-up plans for both production capacity and plasma sourcing, the level of likely future investment required will be determined by the decision to scale-up in-house or via outsourcing to third parties. The Corporation’s capacity to successfully attract new financings will depend namely on the attractiveness of Prometic’s common shares to investors, which will be influenced by many factors including the success of our regulatory filings and with the clinical trials as they progress and the market, risks and economics merits of our projects.

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Looking forward, there are several transactions that may generate additional cash inflows that will support the ongoing operation expenditures such as:

•

in January and February 2018, the Corporation has drawn an additional US$20.0 million on the first US$40 million tranche of credit available under the non-revolving credit facility with SALP. The second US$40 million will become available to draw upon if the conditions required for the tranche’s funds are met;

•	on March 14, 2018, the Corporation filed a final shelf prospectus valid for a period of 25 months that would enable a variety of equity financing transactions up to an aggregate of $250.0 million; and

•

the Corporation is in ongoing discussions with potential licensees of its drug pipeline. Any such discussions may lead to the conclusion of a licensing transaction which could generate a combination of licensing, milestone and royalty revenues.

As usual, the Corporation modulates its R&D and general spending to take into consideration its working capital position over time.

The Corporation expects that its financial position together with the revenues to be generated from its operating activities and the above mentioned transactions will be sufficient to fund its operating activities and meet its contractual obligations over the next year.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Corporation recognized in the consolidated statement of financial position at December 31, 2017 are presented in the table below:

		Contractual Cash flows
At December 31, 2017	Carrying amount	Payable within 1 year	2 - 3 years	Later than 4 years	Total
Accounts payable and accrued liabilities 1)	$26,653	$26,653	$—	$—	$26,653
Advance on revenues from a supply agreement	1,901	1,919	—	—	1,919
Long-term portion of settlement fee payable	88	—	115	—	115
Long-term portion of royalty payment obligation	2,963	—	3,138	—	3,138
Long-term portion of other employee benefit liabilities	214	—	241	—	241
Long-term debt 2)	87,020	5,343	28,137	113,469	146,949

	$118,839	$33,915	$31,631	$113,469	$179,015

1)	Excluding $3,301 for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the non-revolving line of credit, the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

In addition to the above, the Corporation must make the following payments under finance lease agreements that became effective during the year ended December 31, 2017:

	Within 1 year	2 - 5 years	Total
Future minimum lease payments	$338	$783	$1,121

Commitments

CMO Lease

In May 2015, the Corporation signed a long-term manufacturing contract with a third party which provides the Corporation with additional manufacturing capacity (“the CMO contract”). The payments under the CMO contract cover the use of the production facility, a specified number of direct and indirect labour hours and the related overhead expense during a minimum of 20 weeks per year, over a 15-year term. The term of

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the agreement will be automatically extended after the initial term for successive terms of five years, unless a notification of termination is produced by one of the parties. The annual minimum payments under the agreement are subject to escalation annually calculated as the greatest of 3% or the Industrial Product Price / Pharmaceutical and Medicine Manufacturing index under the North American Industry Classification System. The annual payments are also subject to an adjustment calculated as 50% of the exchange rate between the U.S. dollar and the Canadian dollar at December 31st of each year.

The following table represent the future minimum operating lease payment as of December 31, 2017:

	Within 1 year	2 - 5 years	Later than 5 years	Total
Future minimum operating lease payment	$3,468	$14,945	$32,291	$50,704

The above payments include non-lease elements pertaining to the arrangement as it was impracticable to separate the operating expenses from the lease payment.

Other Leases

The Corporation has total commitments in the amount of $26.7 million under various operating leases for the rental of offices, production plant, laboratory space and office equipment. The payments for the coming years and thereafter are as follows:

2018	$3,880
2019	3,212
2020	3,007
2021	3,054
2022 and thereafter	13,527

$26,680

Royalties

In April 2006, the Corporation entered into an agreement with the American Red Cross for an exclusive license to use intellectual property rights relating to the PPPS. As per the agreement, Prometic could pay a royalty to the American Red Cross in addition to an annual minimum royalty of US$30,000 to maintain the license.

A company owned by an officer of the Corporation is entitled to receive a royalty of 0.5% on net sales and 3% of license revenues in regards to certain small-molecule therapeutics commercialized by the Corporation. To date, no royalties have been accrued or paid.

In the normal course of business, the Corporation enters into license agreements for the market launching or commercialization of products. Under these licenses, including the one mentioned above, the Corporation has committed to pay royalties ranging generally between 1.5% and 15.0% of net sales from products it commercializes.

Other commitments

In connection with the CMO contract, the Corporation has committed to a minimum spending between $7.0 million and $9.0 million each year from 2018 to 2030 (the end of the initial term). As of December 31, 2017, the remaining payment commitment under the CMO contract was $104.7 million or $53.9 million after deduction of the minimum lease payments under the CMO contract disclosed above.

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The Corporation has entered into multiple plasma purchase agreements whereby it has committed to purchase varying volumes of plasma until December 31, 2022. As at December 31, 2017, total commitment are as follows:

2018	$19,065
2019	27,376
2020	41,063
2021	27,376
2022 and thereafter	34,220

$149,100

Any plasma purchased under these agreements, if in excess of short-term requirements, would be available for sale on the spot market.

SELECTED ANNUAL INFORMATION

The following table presents selected audited annual information for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Revenues	$39,115	$16,392	$24,534
Net profit (loss) attributable to owners of the parent	(109,731)	(100,807)	(50,961)
Net profit (loss) per share attributable to owners of the parent (basic and diluted)	(0.16)	(0.17)	(0.09)
Total assets	283,873	265,294	215,288
Total long-term financial liabilities	$86,949	$47,463	$24,159

The mix and the amounts generated from the four main sources of revenues of the Corporation, namely revenues from the sale of goods, milestone and licensing revenues, revenues from the rendering of services and rental revenue has shown a lot of variability over the last three years. Revenues from the sales of goods decreased by $8.5 million in 2016 compared to 2015 whereas they have increased by $3.6 million during 2017. Milestone and licensing revenues were $1.3 million in 2015 and $19.7 million in 2017. There were no milestone and licensing revenues earned in 2016. Revenues from the rendering of services revenues increased from $1.8 million in 2015 to $3.4 million in 2016 and then returned to $1.9 million in 2017. Finally, rental revenues have increased by $ 0.9 million in 2017 going from $0.1 million in 2016 to $1.0 million in 2017. There were no rental revenues earned in 2015. The rental revenues are incidental to the Telesta acquisition in 2016.

The net loss attributable to the owners of the parent increased by $8.9 million from 2016 to 2017 mainly due to the increase in the R&D expenses by $12.8 million reflecting an increase in the number of employees involved in the clinical trials, regulatory processes and other research activities. The milestone and licensing revenues recorded during the year ended December 31, 2017 were written-off entirely effectively negating the contribution of those revenues. The net loss attributable to the owners of the parent increased significantly in 2016 from 2015 by $49.8 million due to several factors including an increase of $37.4 million in the total research and development expenses as the Corporation continued to expand the number of proteins under development and indications being pursued with PBI-4050 and progresses with the ongoing clinical trials.

The net loss per share on a basic and diluted basis reflects the changes in the net loss attributable to the owner of the parent but also the increasing number of common shares outstanding from year to year. In 2015 and 2016, the basic and diluted net loss per share increased reflecting the significant increase in the expenditures from one year to the next. In 2017 basis and diluted net loss per share remained at similar level despite the increase in net loss since because of the important increase in the weighted average number of outstanding shares which went from 598 million in 2016 to 684 million in 2017.

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The total assets increased from year to year as the Corporation’s activities grow from year to year. The main reason for the change in the total assets from 2015 to 2016 of $50.0 million was an increase in cash, cash equivalents, marketable securities and short-term investments totaling $36.2 million and an increase in capital assets of $10.8 million at the acquisition date resulting from the Telesta acquisition in October 2016, a portion of which was used to fund the operating activities as of December 31, 2016. In addition, the Corporation started holding inventories that would be used for the production of plasminogen for commercial purposes and those inventories were capitaliable on the statement of financial position compared to inventories to be used for R&D purposes that must be expensed. The increase in total assets from 2016 to 2017 of $18.6 million is mainly due to the build-up of inventory in preparation of the commercial launch of plasminogen.

Long-term financial liabilities increased by $23.3 million between 2015 and 2016 mainly due to the issuance of additional OID loans of $19.4 million and the assumption of liabilities from the Telesta business combination of $7.5 million. From 2016 to 2017 long-term financial liabilities increased by $39.5 million mainly due to the increase in debt reflecting the drawdown on the non-revolving credit facility and the increase in the carrying value of the long-term debt by $18.4 million following issuance of the third OID loan in April 2017 pursuant to a financing transaction with SALP.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable
		to the owners of the parent
Quarter ended	Revenues	Total	Per share basic & diluted
December 31, 2017	$6,596	$(38,279)	$(0.05)
September 30, 2017	24,034	(15,542)	(0.02)
June 30, 2017	3,619	(29,513)	(0.04)
March 31, 2017	4,866	(26,397)	(0.04)
December 31, 2016	4,111	(37,308)	(0.06)
September 30, 2016	3,737	(25,569)	(0.04)
June 30, 2016	3,295	(22,351)	(0.04)
March 31, 2016	5,249	(15,579)	(0.03)

Revenues from period to period may vary significantly as these are affected by the timing of orders for goods and the shipment of the orders and the timing of the provision of research services under service agreements. The revenues are also affected by the timing of the signing of licensing agreements and achievement of milestones established in these agreements and how these revenues are recognized for accounting purposes, The timing of the recognition of these revenues and the timing of the recognized expense can cause significant variability in the results from quarter to quarter.

Revenues, mainly from the sale of goods were $5.2 million during the quarter ended March 31, 2016. The R&D expense for the quarter was $16.5 million and administration, selling and marketing expense was $4.8 million.

During the quarter ended June 30, 2016, the R&D expense and the administration, selling and marketing expense were $19.4 million and $5.2 million respectively, which were higher than the previous quarter due to the increase in the level of pre-clinical and clinical activities within the Corporation. Also, a non-cash loss on extinguishment of liabilities of $2.6 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of the shares they received pursuant to a private placement. Finally, slightly lower sales of goods were registered in the second quarter of 2016 compared to previous quarter.

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Revenues during the quarter ended September 30, 2016 totalled $3.7 million. Total R&D expenses increased by $4.2 million compared to the previous quarter. The majority of the increase is due to the increase in the production expenses at the Laval manufacturing facility resulting from an increase in production levels during the quarter and an increase in the expenses regarding the Winnipeg CMO mainly reflecting the timing of the production schedule which in 2016 took place throughout the third and fourth quarters. The remainder of the increase is due to higher employee compensation and related expenses as the number of employees increased. Administration, selling and marketing expenses were $6.5 million, an increase of $1.3 million from the prior quarter which was mainly due to the recording of $0.9 million in fees regarding the GE settlement and license agreement.

Revenues during the quarter ended December 31, 2016 totalled $4.1 million. Total R&D expenses were $28.0 million, an increase of $4.3 million compared to the previous quarter due to an increase in clinical trial spend, employee compensation and an increase in share-based payment expenses of $1.8 million. Administration, selling and marketing expenses were $12.8 million, an increase of $6.3 million from the prior quarter which was mainly attributable to salary and benefit expenses resulting from an increase in headcount and the related increase in operating costs, higher share-based payments expense of $1.5 million and severance expense of $2.1 million recorded in relation to rationalisation efforts at Telesta.

Revenues were $4.9 million during the quarter ended March 31, 2017, which represents an increase of $0.8 million compared to the previous quarter ended December 31, 2016. R&D and administration, selling and marketing expense both decreased by $3.6 million and $5.9 million respectively compared to the fourth quarter of 2016. The decline in R&D expense were mainly due to lower clinical trial expenses and a reduction in the cost of manufacturing therapeutics for the clinical trials expensed in R&D as PBP started the manufacturing of plasminogen for commercial purposes, which cost was capitalized in inventories. Share-based payment expenses recorded under R&D and administration, selling and marketing expenses, were lower by $1.2 million and $1.3 million, respectively this quarter. The fact that there were no severance expense recorded as compared to the fourth quarter of 2016, brought administration, selling and marketing expense to a more normal level.

Revenues declined to $3.6 million during the quarter ended June 30, 2017 as a result of lower sales of affinity resins. Research and development was stable at $24.5 million and administration, selling and marketing expenses at $8.1 million was higher by $1.1 million.

Revenues were $24.0 million during the quarter ended September 30, 2017 mainly driven by licensing and milestone revenues following the signing of a small molecule licensing agreement which resulted in $19.7 million of revenue for the Corporation. Research and development and administration, selling and marketing expense were $23.2 million and $7.7 million respectively, remaining at similar levels to the prior quarter. A non-cash loss on extinguishment of liabilities of $4.2 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of the shares they received pursuant to a private placement that occurred in July 2017.

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparations segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The increase in R&D cost of $5.0 million compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics to be used in clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Corporation recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

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OUTSTANDING SHARE DATA

The Corporation is authorized to issue an unlimited number of common shares. At March 27, 2018, 713,329,990 common shares, 13,694,685 options to purchase common shares, 9,688,458 restricted share units and 125,672,099 warrants to purchase common shares were issued and outstanding.

TRANSACTIONS BETWEEN RELATED PARTIES

The CEO has a share purchase loan outstanding in the amount of $400,000 at December 31, 2017. The loan bears interest at prime plus 1% and has a maturity date of the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares. During the year ended December 31, 2017, the Corporation earned interest revenues on the share purchase loan to the CEO in the amount of $16. At December 31, 2017, there was $12 in interest receivable on this share purchase loan.

SIGNIFICANT JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, for up-front payments in exchange for licenses and other access to intellectual property. Management applies its judgment to assess whether these payments were received in exchange for the provision of goods or services which have stand-alone value to the customer.

Functional currency – The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. During the years ended December 31, 2017 and 2016 no changes were deemed necessary. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of the parent Corporation’s net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses resulting from the translation of these loans being recorded in other comprehensive loss instead of the statement of operations.

Determining whether assets acquired constitute a business – In determining whether the acquisition of an equity interest in Telesta Therapeutics Inc. (“Telesta”) fell within the scope of IFRS 3, Business Combination, management evaluated whether Telesta represented an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower cost or other economic benefits directly to investors or other owners, members or participants. In making this evaluation, management considered whether Telesta had inputs, processes and other elements making it a business. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. Management concluded that it had inputs, processes and other elements making it a business and therefore accounted for the acquisition as a business combination.

Assets arising from a business combination - The Corporation acquired Telesta in 2016. The cost to acquire the businesses must be allocated to the identifiable assets and liabilities acquired based on their estimated fair values calculated in accordance with the requirements of IFRS 3, Business Combinations. The estimated lives and amortization periods for certain identifiable assets must also be determined.

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As part of this allocation process, the Corporation must identify and attribute values and estimated lives to the identifiable assets acquired. These determinations involve significant estimates and assumptions regarding the value a market participant would be willing to pay for capital assets and intangibles. These estimates and assumptions determine the amount allocated to the identifiable intangible assets and the amortization period for identifiable intangible assets with finite lives. If future events or results differ from these estimates and assumptions, the Corporation could record increased amortization or impairment charges in the future.

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Corporation’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as product sales, including whether the Corporation will obtain regulatory approval for commercialization of therapeutics, licensing and milestone revenues and potential sources of debt and equity financing including the exercise of in-the-money warrants and options. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures. These cash flow estimates are subject to uncertainty. Management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Corporation’s ability to continue as a going concern for at least the next twelve months.

Estimates and assumptions

Assessing the recoverable amount of intangible assets not yet available for use – In determining the value in use as part of the impairment test on the intangible assets that are not yet available for use performed as of November 30th each year, management must make estimates and assumptions regarding the estimated future cash flows such as production capacities and costs, market penetration and selling prices for the Corporation’s therapeutics and, the commencement date for their commercialisation, etc. The future cash flows are estimated using a five year projection of cash flows before taxes which are based on the most recent budgets and forecasts available to the Corporation. The fifth year was then extrapolated, including a 2% annual growth rate. The estimated cash flows are then discounted to their net present value using a pre-tax discount rate that includes a risk premium specific to the line of business. The Corporation determined its value in use by applying a pre-tax discount rate of 17.33% at November 30, 2017 equivalent to a post-tax discount rate of 11.87%. The values of the Canadian to U.S. dollar exchange rates used over the forecasting period ranged from 1.23 to 1.24 CAD/USD rate and were based on forward exchange contract rates.

Expense recognition of restricted share units – The expense recognized in regards to the RSU for which the performance conditions have not yet been met is based on an estimation of the probability of the successful achievement of a number of performance conditions, many of which depend on research, regulatory process and business development outcomes which are difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. The Corporation uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine the values attributed to each component of a transaction at the time of their issuance and for disclosing the fair value of financial instruments subsequently carried at amortized cost. The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

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Valuation of deferred income tax assets – To determine the extent to which deferred income tax assets can be recognized, management estimates the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be utilized. Management exercises judgment to determine the extent to which realization of future taxable benefits is probable, considering the history of taxable profits, budgets and forecasts and availability of tax strategies.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the consolidated financial statements are consistent with those applied by the Corporation in its December 31, 2016 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2017 as described below.

IAS 7, Statement of Cash Flows (“IAS 7”)

An amendment to IAS 7 requires additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The amendment is effective for annual periods beginning on or after January 1, 2017, and is applied prospectively. The adoption of the amendment did not have a significant impact on the disclosures as the Corporation was already providing similar disclosures in its long-term debt note in the consolidated financial statements.

IAS 12, Income Taxes (“IAS 12”)

An amendment to IAS 12 clarifies the guidance on the recognition of deferred tax assets related to unrealized losses resulting from debt instruments that are measured at their fair values on a continuous basis. The amendment is effective for annual periods beginning on or after January 1, 2017 and is applied retrospectively. The adoption of the amendment did not have any impact on the consolidated financial statements on the adoption date since the Corporation did not hold any debt instrument measured at fair value on a continuous basis for which there were unrealized losses.

Segmented information

During the second quarter of 2017, the Corporation made changes to the reported operating segments by splitting the former Protein technology segment into two segments being the Bioseparations and the Plasma-derived therapeutics segments. The Small molecule therapeutic segment was unaffected by this change. The modification reflects the desire of the Chief Operating Decision Makers (“CODM”) to obtain, starting in the second quarter of 2017, discrete financial information to assess the performance of these activities separately as the Plasma-derived therapeutic business approaches the commercial launch of its first therapeutic (plasminogen) with other therapeutics expected to be commercialized in the following years. The organizational structure and business activities required to develop the products, run the clinical trials and support the commercial activities relating to the sale of a plasma-derived therapeutic are different than those required to develop and commercialize the bioseparation products. The CODM assess the performance of the operating segments based on segment profit or loss which comprises revenues, cost of sales and production, research and development and administration, selling and marketing expense.

The full 2017 and 2016 years segments disclosures have been restated to reflect the changes in the Corporation’s operating segments.

The accounting policies of the segments are the same as the accounting policies of the Corporation. The operating segments include intercompany transactions between the segments which are done in a manner similar to transactions with third parties.

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NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The IFRS accounting standards and interpretations that the Corporation reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Corporation when applied at a future date are presented below. The Corporation intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9, with a mandatory effective date of January 1, 2018. The new standard brings together the classification and measurements, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. In addition to the new requirements for classification and measurement of financial assets, a new general hedge accounting model and other amendments issued in previous versions of IFRS 9, the standard also introduces new impairment requirements that are based on a forward-looking expected credit loss model. The Corporation does not anticipate IFRS 9 having a significant impact on the financial statements upon adoption.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

In December 2016, the IASB issued IFRIC 22, which addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Corporation does not anticipate IFRIC 22 having a significant impact on the financial statements upon adoption.

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15, a new standard that specifies the steps and timing for issuers to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations. Adoption of IFRS 15 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2018, with earlier adoption permitted.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019. Early application is permitted for companies that also apply IFRS 15.

The Corporation is in the process of evaluating the impact of adopting IFRS 15 and IFRS 16 on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Use of financial instruments

The financial instruments that are used by the Corporation result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities resulting usually in the issuance of long-term debt. The Corporation does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of the Corporation’s financial instruments at December 31, 2017 and 2016.

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	2017	2016
Financial assets
Cash and cash equivalents	$23,166	$27,806
Marketable securities and short-term investments	—	11,063
Accounts receivable	2,193	3,649
Other long-term receivables	2,169	1,996
Share purchase loan to an officer	400	400
Available for sale financial assets	1,228	1,227
Financial liabilities
Accounts payable and accrued liabilities	26,653	22,831
Advance on revenues from a supply agreement	1,901	2,167
Long-term debt	87,020	48,115
Other long-term financial liabilities	3,367	3,328

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and the year ended December 31, 2017 include income, expense, gains and losses relating to financial instruments:

•	Bad debt expense;

•	finance costs;

•	foreign exchange gains and losses; and

•	loss on extinguishment of liabilities.

Financial risk management

The Corporation has exposure to credit risk, liquidity risk and market risk. The Corporation’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Corporation’s policies on an ongoing basis to ensure that these risks are appropriately managed.

i)	Credit risk:

Credit risk is the risk of financial loss to the Corporation if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s cash, investments, receivables and share purchase loan to an officer. The carrying amount of the financial assets represents the maximum credit exposure.

The Corporation reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. The Corporation evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

The Corporation recorded bad debt expense of $20.5 million during the year and the quarter ended December 31, 2017. The current year expense is due to the write-off affecting the fourth quarter of 2017 and pertains to the write-off of the amount due from JRP in regards to a license agreement.

ii) Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. The Corporation manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Corporation’s income or the value of its financial instruments.

a) Interest risk:

The majority of the Corporation’s debt is at a fixed rate, therefore there is limited exposure to changes in interest payments as a result of interest rate risk.

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b) Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Corporation operates in the United Kingdom and in the United States and a portion of its expenses incurred are in U.S. dollars and in GBP. The majority of the Corporation’s revenues are in U.S. dollars and in GBP which serve to mitigate a portion of the foreign exchange risk relating to the expenditures. Financial instruments potentially exposing the Corporation to foreign exchange risk consist principally of cash and cash equivalents, short-term investments, receivables, trade and other payables, advance on revenues from a supply agreement and the amounts drawn on the non-revolving credit facility. The Corporation manages foreign exchange risk by holding foreign currencies to support forecasted cash outflows in foreign currencies.

RISK FACTORS

For a detailed discussion of risk factors which could impact the Corporation’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Corporation’s Annual Information Form filed on www.sedar.com

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Corporation maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in its reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Corporation’s CEO and CFO have evaluated, or caused the evaluation of, under their supervision, the design and operating effectiveness of the Corporation’s disclosure controls and procedures. Based upon the evaluation, the CEO and CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of December 31, 2017.

Internal control over Financial Reporting

Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The Corporation’s CEO and CFO are responsible for establishing and maintaining adequate ICFR. They have evaluated, or caused the evaluation of, under their supervision, the design and operating effectiveness of the Corporation’s ICFR as of December 31, 2017 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the CEO and CFO concluded that the Corporation’s ICFR were effective as of December 31, 2017.

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, the Corporation has filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at December 31, 2017.

There have been no changes in the Corporation’s ICFR that occurred during the quarter ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect its ICFR.

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